UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  No  ☒

This report on Form 6-K is incorporated by reference into the registration statements on Form F-3, File Nos. 333-13550 and 333-84519, and into each respective prospectus that forms a part of those registration statements.

Group Report

January 1 to September 30, 2002

First three quarters of 2002

At a glance

Deutsche Telekom at a glance.

Key figures

	Q1-Q3 2002 millions of €	Q1-3 2001 millions of €	Change millions of €	Change %(6)	Full year 2001 millions of €

Total revenue	39,177	34,993	4,184	12.0	48,309
Domestic	26,000	26,066	(66)	(0.3)	35,107
International	13,177	8,927	4,250	47.6	13,202
EBITDA adjusted to exclude special influences(1)	11,960	11,327	633	5.6	15,127
EBITDA(2)	11,382	14,080	(2,698)	(19.2)	18,065
Net loss adjusted to exclude
special influences(4)	(4,226)	(2,826)	(1,400)	(49.5)	(4,699)
Net loss	(24,510)	(1,004)	(23,506)	n.a.	(3,454)
Net cash provided by operating activities	10,139	7,159	2,980	41.6	11,934
Investments in property, plant and equipment(3)	4,777	6,300	(1,523)	(24.2)	9,853
Number of employees at balance sheet date	255,868	246,192	9,676	3.9	257,058

(1)     For an understanding of adjusted EBITDA, please see the information contained in the “Reconciliation of adjusted EBITDA”.

(2)     EBITDA: Results from ordinary business activities plus the net financial income (expense) and depreciation and amortization.

(3)     Investments in property, plant and equipment: Investments minus investments in intangible assets minus investments in financial assets.

(4)     See Reconciliation of “special influences and strategic review”.

Numbers of customers in selected services

	Sept. 30, 2002 millions(7)	Dec. 31, 2001 millions(7)	Change Sept. 30, 2002/ Dec. 31, 2001%(6)	Sept. 30, 2001 millions(7)	Change Sept. 30, 2002/ Sept. 30, 2001%(6)

Telephone lines (incl. ISDN channels)	57.3	56.9	0.7	56.8	0.9
Deutsche Telekom (incl. public telephones)	51.2	50.7	1.0	50.5	1.4
AktivPlus customers (tariffs used)	10.2	8.4	21.4	7.5	36.0
T-DSL contracts (signed)	2.7	2.2	22.7	1.4	92.9
ISDN channels	22.0	20.4	7.8	19.8	11.1
MATÁV	2.9	2.9	0.0	2.9	0.0
Slovenské Telekomunikácie	1.5	1.6	(6.3)	1.6	(6.3)
Hrvatske telekomunikacije(1)	1.8	1.7	5.9	1.8	0.0
Mobile communications subscribers
Majority shareholdings(1), (2)	55.5	50.0	11.0	47.4	17.1
of which: T-Mobile Deutschland	23.8	23.1	3.0	22.6	5.3
of which: T-Mobile UK (One 2 One)(3)	11.8	10.4	13.5	9.9	19.2
of which: T-Mobile USA (VoiceStream/Powertel)	8.9	7.0	27.1	6.3	41.3
of which: T-Mobile Austria (max.mobil.)	2.0	2.1	(4.8)	2.1	(4.8)
of which: RadioMobil	3.3	2.9	13.8	2.5	32.0
of which: Westel (via MATÁV)	3.2	2.5	28.0	2.2	45.5
of which: Hrvatske telekomunikacije(1)	1.2	0.9	33.3	0.8	50.0
of which: Ben(1)	1.4	1.2	16.7	1.1	27.3
Proportionate number of subscribers(4)	57.9	51.2	13.1	48.5	19.4
Aggregate number of subscribers(5)	76.2	65.2	16.9	60.9	25.1
T-Online subscribers	11.8	10.7	10.3	9.8	20.4
of which: T-Online (Germany)	9.7	8.8	10.2	8.0	21.3
of which: T-Online France (Club Internet)	1.0	0.8	25.0	0.7	42.9
of which: Ya.com (Spain)	1.0	0.9	11.1	0.9	11.1
of which: other	0.2	0.2	0.0	0.2	0.0

(1)     Hrvatske telekomunikacije and Ben were not consolidated in the first nine months of 2001, but are included in the figures to facilitate comparison.

(2)     Number of subscribers of the fully consolidated mobile communications companies.

(3)     Including Virgin Mobile.

(4)     Proportion of subscribers of all associated mobile communications companies pro rata to shareholding. The 25% shareholding in PT Satelindo was sold in the second quarter of 2002. Historical figures have been adjusted.

(5)     Total number of subscribers of the fully consolidated mobile communications companies and total number of subscribers of minority shareholdings.

(6)     Percentages calculated in millions and rounded off.

(7)     Rounded figures calculated on the basis of millions. The total was calculated on the basis of precise figures.

First three quarters of 2002

Contents

Contents.

• Deutsche Telekom at a glance
• To our shareholders
• Highlights
• Business development
• The divisions
• Consolidated financial statements
• Consolidated statement of operations
• Consolidated balance sheet
• Consolidated statement of cash flows
• Segment reporting
• Accounting
• Special influences and Strategic Review
• Reconciliation of adjusted EBITDA
• Reconciliation of free cash flow
• Investor Relations calendar 2003

First three quarters of 2002

To our shareholders

Dear reader,

dear shareholder,

The purpose of this report is to give you detailed information about the first nine months of the 2002 financial year and some recent developments at Deutsche Telekom. Business operations continued to develop positively with respect to revenue and EBITDA; efforts to reduce debts were pushed ahead at the same time. Deutsche Telekom aims to reduce its net debt by means of the E(3) program (increasing efficiency x deleveraging x improving earnings) in particular. In the course of this process, Deutsche Telekom has – based on the four-pillar strategy – thoroughly reexamined the Group strategy.

Main events and key financial figures:

•             Kai-Uwe Ricke appointed new Chairman of the Board of Management of Deutsche Telekom AG.

•             Strategic review completed; resulting special influences(a) of EUR -19.3 billion after taxes.

•             Program of measures to further debt reduction established.

•             Board of Management and Supervisory Board will propose not to pay a dividend for the 2002 financial year.

•             Group revenue, including changes to the composition of the Deutsche Telekom Group, increased by 12.0% to EUR 39.2 billion.

•             Adjusted Group EBITDA(b) increase (excluding special influences) of 5.6% compared with same period last year to around EUR 12.0 billion.

•             Net loss of EUR 24.5 billion, mainly attributable to non-scheduled write-downs of goodwill and licenses in mobile communications; excluding special influences, adjusted net loss of EUR 4.2 billion.

•             Reduction of net debt(c) by 1.8% to EUR 64.0 billion, compared with EUR 65.2 billion at September 30, 2001.

•             Free cash flow(d) increased from EUR 6 million to around EUR 4.7 billion.

(a)               See Reconciliation of special influences and strategic review.

(b)              See Reconciliation of adjusted EBITDA.

(c)               Debt excluding liquid assets (Sept. 30, 2002: EUR 1.9 billion; Sept. 30, 2001: EUR 1.3 billion), marketable securities and other investments in non-current securities (Sept. 30, 2002: EUR 0.7 billion; Sept. 30, 2001: EUR 1.5 billion) and interest rate and currency swaps (Sept. 30, 2002: EUR 0.1 billion; Sept. 30, 2001: EUR 0.2 billion).

(d)              See Reconciliation of free cash flow.

First three quarters of 2002

Highlights

Highlights.

Kai-Uwe Ricke elected new Chairman of the Board of Management.

•             The Supervisory Board unanimously elected Kai-Uwe Ricke as Chairman of the Board of Management of Deutsche Telekom AG effective November 15, 2002 at its meeting on November 14, 2002. He succeeds Prof. Dr. Helmut Sihler, who had held the position on a temporary basis since July 16, 2002. At the same time, Prof. Dr. Sihler is returning to his position on the Supervisory Board.

Main results of the Group’s strategic review.

•             Deutsche Telekom has carried out a strategic review of the entire Group, its focus and its portfolio of shareholdings.  The starting point for the strategic review was the change over the past quarters in the underlying conditions in various markets, in particular in mobile communications and specifically in the U.S., and the considerably less favorable situation on the capital markets.  Against this background, the expectations for the overall economic developments and the forecasts for operational developments in various business segments were subjected to a critical review and adjusted as necessary to reflect the changes in expectations.  The main results of this strategic review are as follows:

Deutsche Telekom is maintaining its structure of four business areas as a suitable basis for a strategy of earnings-oriented growth.  The goal, however, is to improve the efficiency of the individual business areas.  Greater responsibility and decision-making authority are to be transferred to the business units in order to ensure they are as close to the market as possible.

Expectations for further developments have been adjusted, particularly regarding the mobile communications markets.  This resulted in negative special influences of EUR 22.3 billion on the loss before taxes in the third quarter of 2002.  The majority of this amount relates to valuation adjustments in the area of mobile communications.  Non-scheduled write-downs of EUR 18.0 billion relate to T-Mobile USA, EUR 2.2 billion to T-Mobile UK and EUR 1.1 billion to Ben in the Netherlands, as well as EUR 0.1 billion to T-Online’s shareholding in comdirect Bank.  After tax effects, special influences related to the strategic review amounted to EUR 19.3 billion.  Included in this amount are non-scheduled write-downs and restructuring expenses of EUR 1.0 billion at T-Systems.  The non-scheduled write-downs will lead to a reduction of more than EUR 1 billion in depreciation and amortization in subsequent years.  Further information on this subject can be found in the section “Special influences and strategic review”.

Deutsche Telekom continues to focus on the accelerated reduction of its net debt.  The goal is to achieve a level of net debt by the end of 2003 which equates to roughly three times the adjusted EBITDA expected for the full 2003 financial year.  The sale of non-core assets, such as real estate and the remaining six regional cable companies, will contribute to achieving this target, as will the reduction of operational costs and capital expenditure.

From today’s perspective, a sale or a business combination of T-Mobile USA is in our view not necessary to achieve the net debt target.  Based on the strong operational performance in the U.S., a business combination remains a possibility in order to further strengthen the future market position in the U.S.

Measures amounting to around EUR 1.5 billion to improve results were identified in the course of the review and have been partially implemented.  These are being carried out in full by the end of 2003 and will therefore make a long-term contribution supporting the company’s results and internal financing power.

The Board of Management and the Supervisory Board will propose to the Shareholder’s Meeting that no dividend should be paid for the 2002 financial year.  This would make a further EUR 1.6 billion contribution to reducing net debt.

Staff adjustments.

•             Deutsche Telekom intends to cut 42,500 jobs in Germany and 12,200 in subsidiaries abroad.  In the same period, 11,300 new jobs are to be created through restructuring and expansion.  Negotiations with the trade unions have not yet reached a final conclusion.

Toll Collect consortium commissioned for road toll system.

•             The Toll Collect consortium, which includes Deutsche Telekom, DaimlerChrysler Services and the French freeway operator Cofiroute, intends to start operating an electronic toll system on German freeways within one year.  Deutsche Telekom will be the “technological backbone” of this recording and monitoring system.  T-Mobile will provide the satellite-based mobile data transfer.  T-Online will handle the necessary bookings via the Internet, while T-Com and T-Systems will provide infrastructure services for fixed-network and system implementation.  Now that the consortium has been awarded the contract, it plans also to offer the system in other European countries.

Rebranding of VoiceStream/Powertel as T-Mobile USA.

•             The T-Mobile brand was launched in California and Nevada in the summer of 2002.  The T-Mobile brand was launched in the remainder of the U.S. in the course of the third quarter of 2002 and is now replacing the VoiceStream and Powertel brands.  As a result of the brand launch in California and Nevada, the T-Mobile brand now covers around 211 million people (POPs) in the U.S.

T-Mobile the first provider in Europe to launch video messaging.

•             Only a few weeks after launching its Multimedia Messaging Service (MMS), T-Mobile Deutschland became the first provider in Europe to offer another new innovative product for the transmission of short video sequences with a special mobile telephone.  This means customers can now not only send still images, but can also record their own short films and send them as e-mails or, in the future, via MMS.

T-Mobile International takes over the remaining shares in the mobile communications provider Ben in the Netherlands.

•             After approval by the EU Commission, T-Mobile International AG has increased its stake in the mobile communications provider Ben Nederland B.V. from around 50% to 100% at September 30, 2002.  T-Mobile acquired the shares held by Ben’s other shareholders Belgacom, TDC and Gringots (Credit Suisse First Boston) – as agreed two years ago – for a total purchase price of EUR 1.7 billion.  In addition, T-Mobile International has assumed outstanding shareholder loans amounting to approximately EUR 0.3 billion.  Ben was fully consolidated at September 30, 2002.  After full integration in the T-Mobile group, Ben will change its brand name to T-Mobile.  Following the introduction of a uniform brand in Germany, the U.S., the United Kingdom, Austria and the Czech Republic, all the products and services will also be offered under the umbrella brand of T-Mobile in the Netherlands.

Deutsche Telekom enters the next round of negotiations for the sale of cable companies.

•             Deutsche Telekom AG is entering the next round of negotiations for the sale of the remainder of its broadband cable network.  The negotiations are for the full acquisition of the six remaining cable TV regional companies (Bavaria, Berlin/Brandenburg, Bremen/Lower Saxony, Hamburg/Schleswig-Holstein/Mecklenburg-Western Pomerania, Rhineland-Palatinate/Saarland and Saxony/Saxony-Anhalt/ Thuringia).

First three quarters of 2002

Business development

Business development.

Group revenue increased by 12.0% to EUR 39.2 billion

Summary

Group net revenue increased by 12.0% to EUR 39.2 billion compared with the first nine months of 2001 (EUR 35.0 billion). Excluding the changes in the composition of the Deutsche Telekom Group, net revenue increased by 3.0% to EUR 36.0 billion. International revenue increased from EUR 8.9 billion to EUR 13.2 billion. This represents an increase of around 47.6%. Revenue generated outside Germany therefore amounted to around 34% of Group net revenue, compared with 26% in the first nine months of 2001.

The T-Mobile and T-Online divisions recorded the strongest growth rates in the Group, with 45.0% and 22.3% respectively. Despite continued intense competition, T-Com recorded a net revenue increase of 1.2%. Net revenues from T-Systems decreased by 4.0% and net revenues from the division “Other” by 21.9%. T-Com contributed 48.2% of Group net revenue, T-Systems 14.7%, T-Mobile 33.4%, T-Online 3.0% and the “Other” segment 0.7%.

Revenue by geographic areas

	Q1-Q3 2002 millions of €	Q1-Q3 2001 millions of €	Change %	Full year 2001 millions of €

Net revenue	39,177	34,993	12.0	48,309
Domestic	26,000	26,066	(0.3)	35,107
International	13,177	8,927	47.6	13,202
of which: EU countries (excl. Germany)	4,849	4,378	10.8	6,088
of which: Rest of Europe	3,743	2,597	44.1	3,787
of which: North America	4,352	1,715	153.8	3,066
of which: Other	233	237	(1.7)	261

Group EBITDA EUR 11.4 billion

Group EBITDA(e) including special influences amounted to EUR 11.4 billion compared with EUR 14.1 billion in the first nine months of 2001. EBITDA(f) adjusted to exclude special influences, on the other hand, increased by 5.6 % to almost EUR 12.0 billion compared with EUR 11.3 billion in the same period last year. This increase was attributable to growth rates in the divisions T-Mobile, T-Online and T-Systems, while T-Com’s adjusted EBITDA remained largely stable. There were no special influences affecting EBITDA at T-Mobile and T-Online in the first nine months of 2001 or 2002. For further explanation of special influences affecting EBITDA, see Reconciliation of adjusted EBITDA.

(e)               Deutsche Telekom sees EBITDA as an indicator for the development of its operating activities. Deutsche Telekom defines EBITDA as the results from ordinary business activities plus the net financial income (expense) and amortization and depreciation. EBITDA should not be viewed as an alternative to net income (loss), operating income, net cash provided by operating activities or other financial measures prepared in accordance with German or U.S. GAAP. Since different companies may calculate EBITDA in different ways, Deutsche Telekom’s EBITDA may not be directly comparable to similarly titled statistics of other companies.

(f)                 See Reconciliation of adjusted EBITDA.

•             At EUR 7,521 million, adjusted EBITDA in the T-Com division in the first nine months of 2002 remained at almost the same level as in the previous year. Prior-year EBITDA was adjusted to exclude the book profit (EUR 0.9 billion) from the sale of the cable TV company in Baden-Württemberg.

•             The T-Mobile division increased its EBITDA by EUR 1,668 million, 76.4%, to EUR 3,850 million mainly as a result of the consolidation of T-Mobile USA (VoiceStream/Powertel) and RadioMobil, and of increases in revenue and cost savings.

•             The T-Systems division increased adjusted EBITDA by 33.7% to EUR 833 million.

•             EBITDA in the T-Online division continued to develop positively and, at EUR 151 million, was considerably higher than the figure of EUR -67 million in the first nine months of 2001.

•             Adjusted EBITDA in the division “Other” amounted to EUR -183 million compared with positive adjusted EBITDA of EUR 939 million.

Net loss

The net loss in the first nine months of 2002 amounted to around EUR 24.5 billion. This figure includes negative special influences with a net impact on results of EUR 20.3 billion, of which EUR 19.3 billion relate mainly to special influences resulting from the strategic review. These special influences mainly consist of non-scheduled write-downs on goodwill and mobile communications licenses. Special influences of EUR 1.0 billion were also recorded which are not related to the strategic review. Adjusted to exclude special influences, the net loss was EUR 4.2 billion, compared with EUR 2.8 billion in the same period last year. The special influences which had a positive impact on the net loss in the first nine months of 2001 of around EUR 1.8 billion consist of the above-mentioned EUR 2.8 billion which had an effect on EBITDA, minus valuation adjustments on financial assets and the write-downs of the net carrying amount of the stake in France Telecom as a result of the decrease in the share price, and tax effects. For further details, see Reconciliation of special influences and strategic review.

T-Com

The strategic review of T-Com produced the following results:

•             As the backbone of the Group, T-Com is fundamental to Deutsche Telekom’s success.  T-Com is well positioned in the fixed-network market, but is currently in a consolidation phase despite innovations such as T-DSL.

•             The top priority for T-Com is to further optimize its EBITDA and its capital expenditure.

•             Rebalancing continues.

The migration of customers to advanced lines continued in Germany in the first three quarters of 2002. The number of ISDN channels increased by around 11.0 % compared with the same period last year to 22.0 million at September 30, 2002. Consequently, the number of analog lines decreased by around 5.2% to 29.1 million. The number of fixed-network lines in Germany increased by around 1.4% to 51.2 million. The number of T-DSL lines continued to develop positively. A total of 2.7 million lines had already been marketed at September 30, 2002, compared with 1.4 million one year earlier.

T-Com continues to offer several variations of the Aktiv Plus calling plan in order to maintain its customer retention and to safeguard the stable development of its market share. The number of AktivPlus contracts had reached around 10.2 million at September 30, 2002 compared with 8.4 million at December 31, 2001, although the active marketing of AktivPlus was reduced back in 2001.

A slight decrease in the volume of “City” calls and a relatively constant volume of international calls were offset by an increase in the volume of domestic long-distance calls and calls to the mobile communications networks. Equally marked growth was recorded in the volume of calls to value-added services. The successful migration of narrowband Internet customers to broadband T-DSL resulted, overall, in a decrease in the total number of call minutes in the fixed network. As minute-based traffic was shifted to IP platform-based data traffic, the total data volume on the IP platform increased to around 15.7 million gigabytes in September 2002 from 12.6 million gigabytes in June 2002.

MATÁV.  The number of fixed-network telephone lines operated by MATÁV remained stable at 2.9 million in the first nine months of 2002 compared with the first nine months of 2001, despite the continued liberalization of the Hungarian telecommunications market. The number of ISDN basic channels increased by around 29.0% from 274,000 at September 30, 2001 to 352,000. This reflects the successful launch of advanced access products on the Hungarian market. Various price measures were implemented at MATÁV in the third quarter of 2002. Monthly rental charges for analog lines were increased by an average of around 3.0% and call charges in the local network by around 5.2%.  MATÁV mobile communications subsidiary Westel continued to record high levels of customer growth. The number of mobile communications subscribers increased by approximately 45.5% to around 3.2 million at September 30, 2002.

Slovenské Telekomunikácie (ST).  The migration of customers to advanced lines is also progressing successfully at ST. At 95,000, the number of ISDN basic channels at September 30, 2002 was more than double the number at September 30, 2001. The number of telephone channels operated by ST decreased from around 1.6 million to around 1.5 million at September 30, 2002 as a result of the adjustment of monthly rental charges, implemented as part of the run-up to market liberalization, and the substitution of the fixed network calls by mobile communications.

Hrvatske telekomunikacije (HT). HT introduced various measures in the first nine months of 2002 in preparation for the forthcoming liberalization of the Croatian telecommunications market. Restructuring into the three pillars (fixed network, mobile communications, online) was pushed ahead. The number of telephone channels increased by 5.9% compared to December 31, 2001 to 1.8 million.  The further development of the fixed network in Croatia was driven by the marketing of ISDN and the launch of ADSL.  In the mobile communications pillar, the number of customers increased by around 33.0% in comparison with the end of 2001 and passed the 1 million mark for the first time.

T-Systems

Main results of the Group’s strategic review relevant to T-Systems:

•             Further international development of IT services together with partners.

•             Focus on the service lines Systems Integration, Computing Services, Desktop Services and Network Services.

•             Concentration on the most important geographical areas and withdrawal from less attractive markets.

T-Systems’ IT unit also made progress in a difficult economic environment.

The increasing utilization of the computing centers demonstrates the continuing progress of the IT business. The computing power, measured in million instructions per second (MIPS), in the service line Computing Services increased from 86,900 at the end of the second quarter of 2002 to 91,400 at the end of the third quarter. This represents an increase of 5.2%. The number of servers increased from 27,100 at the end of the second quarter 2002 to 27,900 at the end of the third quarter of 2002, despite the continued consolidation of the computing centers, as a result of the high level of outsourcing business in Germany. The Desktop Service business continued to develop well as a consequence of the positive outsourcing trend. The number of desktops serviced increased by 16,000 from the end of the second quarter to around 1.186 million at the end of the third quarter of 2002, an increase of 1.4%. Business from Systems Integration also grew.  The number of hours billed increased by 3.6% from 2.8 million in the second quarter of 2002 to 2.9 million in the third quarter. In the area of telecommunications, both the international carrier services business and the national Network Services business were not exempted from the negative market development.

T-Mobile

The results of the strategic review for T-Mobile were as follows:

•             Various strategic alternatives which could have opened up new strategies and financial prospects in the U.S. were examined, but were found wanting.

•             A business combination of T-Mobile USA with another company remains an option for the future which is not ruled out if the conditions are right.

•             The priority for the future business approach in the U.S. is the maximization of value in the interests of the shareholders and the company.

Deutsche Telekom’s mobile communications subsidiaries and affiliates served 76.2 million subscribers at the end of the third quarter of 2002. This represents an increase of 4.7 million new subscribers compared with the end of the second quarter of 2002. The proportionate number of mobile communications subscribers increased by 3.1 million in the third quarter of 2002 to 57.9 million.

T-Mobile International AG’s mobile communications companies increased the customer base of the subsidiaries and minority holdings by 6.3% from 57.5 million at the end of the second quarter of 2002 to 61.2 million at the end of the third quarter. Of this figure, 49.7 million subscribers were accounted for by the majority-owned holdings in Germany, the United Kingdom, Austria, the Czech Republic and the U.S. (51.2 million if the Netherlands are included).  This increase is all the more noteworthy as the approximately 2.2 million net additions in the third quarter exceed the cumulative net additions of the whole of the first half year (around 2.1 million net additions).

T-Mobile USA (formerly VoiceStream/Powertel) remained the growth driver in new customer acquisition in the third quarter. With around 869,000 net additions, T-Mobile USA was ahead of all its competitors on the U.S. market in the third quarter of 2002 in terms of organic subscriber growth. Growth in the segment of fixed-term contract subscribers was particularly successful with almost 1.1 million net contract additions.  As in the first half of 2002, the improvement of the customer structure was the focal point of the customer acquisition strategy in the third quarter; the prepay customer base decreased again by 190,000.  Monthly ARPU (average revenue per user) decreased from EUR 51 to EUR 48 as a result of the exchange rate development between the USD and the euro in the third quarter of 2002. Measured in USD, ARPU increased from USD 46 in the second quarter of 2002 to USD 47. The churn rate among fixed-term contract subscribers was 2.6% in the third quarter of 2002, slightly higher than in the second quarter.

T-Mobile Deutschland increased its subscriber base to around 23.8 million and thus further extended its leading position on the German mobile communications market. Of the 536,000 net additions, 284,000 or 53% were fixed-term contract subscribers. Besides increasing levels of gross additions, this growth is attributable in particular to the reduction in the churn rate both of prepay customers from 1.7% to 1.6% and of fixed-term contract subscribers from 1.3% to 1.2%.

T-Mobile UK increased its subscriber base by 659,000 net additions in the course of the third quarter to around 11.8 million. Around 103,000 of this increase were fixed-term contract subscribers. Monthly ARPU increased from around EUR 28 in the second quarter of 2002 to around EUR 29 in the third quarter.  The continued high intensity of competition on the U.K market is reflected in the churn rate which, although it decreased from 2.1% to 1.9% in the third quarter of 2002, is still at a high level, particularly in the area of fixed-term contract subscribers, where it is 3.1%.

T-Mobile Austria’s subscriber base remained stable in the third quarter of 2002 at over 2 million.  The churn rate among fixed-term contract subscribers remained unchanged from the second quarter at 1.4%.  The churn rate for prepay customers decreased from 2.1% to 2.0% in the same period.  Monthly ARPU increased from almost EUR 30 in the second quarter of 2002 to over EUR 31 in the third quarter.

RadioMobil attracted more new subscribers, and in particular more fixed-term contract subscribers, in the third quarter of 2002 than in the second quarter.  The subscriber base increased by 134,000 net additions to almost 3.3 million. Around 44% of this increase were fixed-term contract subscribers.  The monthly ARPU also developed positively from EUR 16 to EUR 17 in the third quarter.  The slightly increased churn rate, 1.0% in the third quarter of 2002 following on from 0.8% in the second quarter, remains at a very low level in comparison with other European mobile communication companies.

Ben, the newly-acquired subsidiary in the Netherlands, had a base of 1.429 million subscribers at the end of the third quarter, around 609,000 of which were fixed-term contract subscribers.  The customer base increased by over 8% compared with the second quarter through the addition of 76,000 fixed-term contract subscribers and 36,000 prepay customers.

T-Online

The T-Online segment includes T-Online International AG and DeTeMedien GmbH.  The results of the strategic review for T-Online International AG were as follows:

•             T-Online International AG’s business model was found to be robust and successful despite the general tendency towards consolidation.

•             Consistent exploitation of growth potential in the areas of broadband access and non-access.

•             The further internationalization of T-Online depends on the future development of the market.

Even in the generally weak economic environment, T-Online International AG again managed to buck the trend and continue building its subscriber base in the third quarter.  The T-Online group had a total of 11.9 million customers at September 30, 2002, of which foreign subsidiaries accounted for 2.2 million.  In access business, online time per subscriber in Germany increased by 76% from 1,176 minutes in the third quarter of 2001 to 2,069 in the third quarter of 2002.

Furthermore, T-Online concluded an agreement with Apple Computer Inc. according to which T-Online is preinstalled as the Internet Service Provider on computers supplied by Apple.  This gives T-Online a head start in serving another interesting target group with a business large affinity for broadband Internet.

Broadband Internet usage is still increasing. T-DSL is proving a pillar of strength in the success story of T-Online International AG.  In Germany, more than 85% of the subscribers’ online time in the third quarter was generated through T-DSL, compared with slightly more than 50% in the prior-year quarter – so T-Online is expanding its base for broadband applications.  The number of T-Online subscribers using broadband access continued to grow to around 2.4 million. In other countries, too, broadband Internet is growing. The French subsidiary Club Internet is number two on the French market with 77,000 broadband customers.  The Spanish subsidiary Ya.com posted a 14% increase in ADSL subscribers in the third quarter, to a new total of 37,000.  In total, T-Online DSL subscriber numbers in other European countries grew from approximately some 13,000 to around 116,000 on a year-on-year basis.

Other segments

The Group is continuing to pursue its disinvestment strategy for real estate and intends to further optimize its real estate-related costs.  A positive effect within the Group is that the cost benefits generated in the Billing Service are passed on to the divisions.

Deutsche Telekom successfully started introducing online billing in 2001. This alternative to paper bills continues to be very well received. The number of customers being billed online has increased by almost 77% compared with the second quarter of 2002 and totaled around 830,000 in the third quarter of 2002.

Outlook.

Expansion of the T-DSL product portfolio and tapping of additional customer potential.

•             T-Com has introduced a new, symmetrical version of T-DSL Business specially for small and medium-sized businesses since October 1, 2002.  In the pilot operation phase, this product will be initially offered in ten local networks by the end of the year. It is based on SDSL technology and offers not only high download transmission rates, but also the same rates of up to 1.5 Mbit/s for uploads.  The introduction of new options and additional features to the T-DSL access also makes high-speed Internet access even more attractive for residential customers.  Furthermore, T-Com will achieve greater reach for broadband transmission to the customer through technical changes by the end of the year.  This measure, together with the reduction of the minimum download speed, will allow T-Com to tap additional T-DSL customer potential in the fixed network and represents a further step along the road towards flexibly meeting customer requirements.

Partnership between T-Systems and Dell for international outsourcing.

•             Dell Computer Corporation and T-Systems have agreed on a cooperation. Deutsche Telekom’s systems house will work together with the computer and service provider on major projects and international outsourcing contracts. This cooperation allows T-Systems to use all Dell products and services. This means that customers with international outsourcing contracts will receive standardized services, delivery conditions and prices as well as competitive value for money for new technology. Dell will contribute state-of-the-art client server systems to the cooperation as well as a comprehensive service structure with more than 56,000 technicians in the United States. In return, Dell Computer gains access to T-Systems’ customer base, totaling 1,500 key account customers.

Number portability into the T-Mobile Deutschland network.

•             As is already possible in some other European mobile communications networks, customers of German mobile communications providers now have their option from November 1, 2002 of taking their mobile numbers, including the prefix, with them when they switch to another provider.

This means that new customers – in both the prepay and the fixed-term contract subscriber segment – will be able to benefit from the attractive tariffs and services of T-Mobile without having to give up their existing number when changing providers.

Deutsche Telekom AG sells minority stake in mobile communications company UMC in the Ukraine.

•             Deutsche Telekom signed agreements for the sale of its 16.3% stake in the mobile communications company Ukrainian Mobile Communications LLC (UMC). The agreements cover the sale of the shares to the Russian mobile communications company OJSC Mobile Telesystems MTS.  The sale is still subject to the approval of the shareholders’ meeting of MTS.  The intended sale price is USD 55 million in cash. At the same time, the Danish company TDC and KPN of the Netherlands are also selling their stakes of 16.3% each.  Deutsche Telekom holds a 40.2% stake in MTS, the largest Russian mobile communications operator with over 5.5 million customers, via its subsidiary T-Mobile.

Preparations for Personnel Services Agency progressing.

•             The Personnel Services Agency (PSA) is being established as a new organizational unit of Deutsche Telekom AG in close cooperation with the trade unions. Negotiations on the necessary collective bargaining agreements relating to the establishment of the PSA were concluded at the end of the third quarter of 2002. Deutsche Telekom employees whose jobs are eliminated in the future can be transferred to the Group’s own Personnel Services Agency. The PSA will provide the employees with further training as necessary and find new jobs for them. The aim is to fill vacant permanent positions with employees from the PSA. The PSA will also help employees to obtain jobs outside the Group.

Risk situation(g).

•             In terms of regulatory and competition policy, the risk situation is influenced by the forthcoming amendment of the Telecommunications Act.  The Telecommunications Act established the decisive framework for Deutsche Telekom’s activities in the German market and affects almost all business policy decisions in the Group.  Deliberation on the amendment to the Telecommunications Act has already started. Changes are to be expected which will be binding based on the new European framework.  This may also lead to an extension of regulation in certain areas.  The EU directives have to be translated into national law by July 2003.

•             The law concerning the introduction of carrier selection in the local network (the so-called “small Telecommunications Act amendment”) was passed on September 10, 2002.  The Federal Government is thus adhering to requirements set out by the EU Commission of offering the choice of providers also in the local network by December 2002 at the latest. The Regulatory Authority for Telecommunications and Posts (RegTP) is currently working on the precise structure of the legal provisions. The introduction of carrier selection in the local network may have an effect on the Group’s results.  T-Com is preparing for implementation of the legal requirements.

•             Besides the general development of the economy, the focus from a competition point of view is on the further consolidation of the mobile communications market and the scheduled launch of the Universal Mobile Telephone System (UMTS).

•             Deutsche Telekom’s goal of reducing net indebtedness to three times adjusted EBITDA by year-end 2003 is important. The international capital markets have for a long time been characterized by high volatility and a continuous downward trend. This makes it all the more important to show concrete progress toward our goals (increasing efficiency, improving results and debt reduction).

(g)              Please also refer to the other risk areas identified in the management report at December 31, 2001 and in the Annual Report on Form 20-F.  Please also refer to the Disclaimer at the end of this report.

Development of revenue and earnings(h).

•             Deutsche Telekom expects considerable revenue growth for the full 2002 financial year – mainly driven by mobile communications.

•             Deutsche Telekom expects adjusted EBITDA excluding special influences to increase compared with 2001.

•             The downward trend in revenue and adjusted EBITDA in the T-Com division, which was still evident in the first quarter of 2002 compared with the same period last year, has now been halted despite the unfavorable market conditions. The savings in capital expenditure and costs, as well as the focus on results at the Eastern European affiliates, had a positive impact. T-Com is aiming to achieve stable revenue and adjusted EBITDA development for the second half of 2002.

•             T-Systems expects its revenue for the full 2002 financial year to be slightly lower than last year. T-Systems aims to continue the adjusted EBITDA improvement of the first three quarters for the full 2002 financial year.

•             The T-Mobile group is aiming to achieve revenue growth of over 30% and EBITDA growth of over 50% for the full 2002 financial year.

•             T-Online International AG will continue to work towards improving profitability and strong growth, which is confirmed by the business developments to date. The establishment of a uniform international product and service platform, which is already underway, is being pushed ahead in order to increase efficiency and profitability further.

•             The Deutsche Telekom Group is expecting to post a considerable net loss for the 2002 financial year, mainly driven by non-scheduled write-downs as a result of changed underlying conditions.  In view of the net loss, and in order to support the achievement of the debt reduction target, the Board of Management and the Supervisory Board will propose to the Shareholders’ Meeting that no dividend should be paid for the 2002 financial year.

(h)              Deutsche Telekom cannot guarantee that its revenue and earnings targets for the year 2002 can be achieved. Some aspects of the Group’s planning depend on circumstances Deutsche Telekom cannot influence. For the description of some of the factors which might influence Deutsche Telekom’s ability to achieve its objectives, please refer to the items “Forward-looking statements” and “Risk factors” in the Annual Report on Form 20-F and to the Disclaimer at the end of this report.

First three quarters of 2002

The divisions

The divisions.

T Com

T Systems

T Mobile

T Online

Other

Restructuring of segment data.

With regard to the repositioning of the T-Com and T-Systems divisions, Deutsche Telekom’s Board of Management decided to adjust the allocation of specific areas to the T-Com, T-Systems and “Other” segments as of January 1, 2002. The National Carrier Services business was transferred from T-Systems to T-Com, and the International Carrier Services business from T-Com to T-Systems. As a result, the in-country business, which is strongly influenced by German regulatory issues, is reported under T-Com. As part of this measure, the subsidiaries in Eastern Europe, MATÁV, Slovenské Telekomunikácie and Hrvatske telekomunikacije, were transferred from “Other” to T-Com. Furthermore, the sales responsibility of the foreign subsidiaries in New York, London, Tokyo and Singapore was transferred from “Other” to the T-Systems division.

All the information in the following commentaries on T-Com, T-Systems and Other, including the number of employees, is reported in accordance with the new structure in respect of the first nine months of 2002, the first nine months of 2001 and also the full 2001 financial year.

The T Com division.

•             Within the “four-pillar structure”, T-Com is primarily responsible for Deutsche Telekom’s fixed network business. T-Com’s international operations are Hrvatske telekomunikacije in Croatia, MATÁV in Hungary and Slovenské Telekomunikácie in Slovakia.  In Germany, T-Com’s business consists mainly of the provision, maintenance and further development of the network infrastructure and the support of residential customers, small and medium-sized enterprises and carriers. This range of services is complemented by special additional services such as public telecommunications, directory inquiries, call centers, and freecall and shared-cost numbers.

•             T-Com’s total revenue increased by around 1% in the first nine months of 2002 from EUR 22,060 million to EUR 22,254 million in the first nine months of 2001. Domestic business accounted for around 87.0% of T-Com’s total revenue in the first three quarters of 2002. The Eastern European companies MATÁV (including the Macedonian company Maktel), ST and HT, reported under T-Com, contributed around 13.0%.

•             Revenue from domestic business in Germany amounted to EUR 19,393 million, 3.8% lower than in the first three quarters of 2001. The measures taken to benefit from available pricing flexibility and the rebalancing have made their contribution towards stabilizing the core fixed-network business in Germany. T-Com succeeded for this first time in the second quarter of 2002 in more than compensating for the decline in call revenues with an increase in access revenues; this effect was considerably boosted in the third quarter of 2002 in particular by the price measures relating to access charges and the leveling out of the decline in call charges. Altogether, the decline in call revenues of around EUR 0.4 billion in the first nine months of 2002 was offset by an increase in access revenues of around EUR 0.6 billion. As in the two previous quarters, revenue from Carrier Services business decreased in the third quarter of 2002 compared with the same period last year by around EUR 0.3 billion due to the fact that mobile communications operators increasingly interconnect their networks directly and as a result of the reduction in interconnection charges by an average of 14.0%. Furthermore, the decrease in revenue from domestic business was attributable to the deconsolidation of the cable business in Baden-Württemberg (around EUR 0.1 billion) and the decreases in various other areas, such as terminal equipment and value-added services (around EUR 0.2 billion).

•             T-Com’s revenue from Eastern European affiliates increased by around 50%, approximately EUR 1 billion, to EUR 2,861 million as a result of the first-time consolidation of HT (Croatia) and the positive development of the mobile communications activities. HT contributed around EUR 730 million to this growth.

•             EBITDA in the T-Com division was around EUR 7,521 million. Adjusted to exclude the book profit from the sale of the cable company in Baden-Württemberg of EUR 0.9 billion in the third quarter of 2001, T-Com’s adjusted EBITDA was almost at the same level as last year (EUR 7,558 million). EBITDA excluding special influences improved by around 1% in the third quarter of 2002 compared with the same period last year. Furthermore, EBITDA in the third quarter of 2002 increased by around 1% compared with the second quarter of 2002. This confirms the stabilization of EBITDA recorded in the second quarter.

•             EBITDA from domestic business amounted to EUR 6,203 million in the first nine months of 2002. EBITDA in the third quarter of 2002 was at the same level as in the second quarter. Excluding the already-mentioned sale of the cable company in Baden-Württemberg in the third quarter of 2001, adjusted EBITDA decreased by around 7.3%. This decrease in the first three quarters of 2002 is partly attributable to the revenue reductions already explained and partly to losses on accounts receivable from Carrier Services business.

•             EBITDA from Eastern European affiliates amounted to EUR 1,318 million, which corresponds to an increase of around 52.0%. This increase is mainly attributable to the growth of mobile communications, positive foreign currency exchange rate effects and the consolidation for the first time of HT (approximately EUR 0.4 billion). The Eastern European affiliates recorded an EBITDA increase of around 10 % in the third quarter of 2002 compared with the second quarter.

•             The income before taxes in the first nine months of 2002 totaled EUR 2,677 million compared to EUR 3,705 million in the same period of the previous year. This decrease is attributable to several effects. First, depreciation and amortization increased by around EUR 0.1 billion, particularly relating to goodwill, mainly as a result of the consolidation for the first time of HT. Second is the effect of non-scheduled write-downs on financial assets due to valuation adjustments for loans to the associated companies of Kabel Deutschland GmbH amounting to EUR 0.3 billion in the first nine months of 2002. The figure for the first nine months of 2001, by contrast, included the book profit from the sale of the cable company in Baden-Württemberg (EUR 0.9 billion).

	Third quarter of 2002					First three quarters of 2002
T-Com(4)	Q1 2002 millions of €	Q2 2002 millions of €	Q3 2002 millions of €	Q3 2001 millions of €	Change %	Q1-Q3 2002 millions of €	Q1-Q3 2001 millions of €	Change %	2001 millions of €

Total revenue	7,440	7,399	7,415	7,366	0.7	22,254	22,060	0.9	29,419
Domestic	6,521	6,436	6,436	6,692	(3.8)	19,393	20,151	(3.8)	26,665
Eastern Europe	919	963	979	674	45.3	2,861	1,909	49.9	2,754

	Third quarter of 2002									First three quarters of 2002
T-Com(4)	Q1 2002 millions of €		Q2 2002 millions of €		Q3 2002 millions of €		Q3 2001 millions of €		Change %	Q1-Q3 2002 millions of €		Q1-Q3 2001 millions of €		Change %	2001 millions of €

Total revenue	7,440		7,399		7,415		7,366		0.7	22,254		22,060		0.9	29,419
Net revenue	6,283		6,243		6,366		6,269		1.5	18,892		18,671		1.2	25,028
Adjusted EBITDA(1)	2,467		2,515		2,539		2,525	(2)	0.6	7,521		7,558	(2)	(0.5)	10,124
EBITDA	2,467		2,515		2,539		3,433		(26.0)	7,521		8,466		(11.2)	10,916
Depreciation and amortization	(1,326)		(1,368)		(1,385)		(1,346)		(2.9)	(4,079)		(3,950)		(3.3)	(5,443)
Financial income (expense), net	(447	)(5)	(198	)(5)	(120	)(5)	(564	)(6)	78.7	(765	)(5)	(811	)(6)	5.7	(859)
Income (loss) before taxes	694		949		1,034	(5)	1,523	(2),(6)	(32.1)	2,677	(5)	3,705	(2),(6)	(27.7)	4,614
Employees(3)										153,700		146,830		30.4	148,247

(1)               EBITDA: Results from ordinary business activities plus the net financial income (expense) and amortization of intangible assets and depreciation of property, plant and equipment. For an understanding of adjusted EBITDA, please see the information contained in the “Reconciliation of adjusted EBITDA”.

(2)               Adjusted to exclude the book profit (EUR 0.9 billion) from the sale of the cable TV company in Baden-Württemberg.

(3)               Average number of employees; change mainly attributable to the first-time consolidation of HT.

(4)               Segment data in new structure.

(5)               Including valuation adjustments for loans to associated companies of Kabel Deutschland GmbH (EUR 0.3 billion), primarily in the first quarter of 2002.

(6)               Including non-scheduled write-downs on financial assets (EUR 0.4 billion) due to the valuation adjustment of loans to associated companies of Kabel Deutschland GmbH in the third quarter of 2001.

The T Systems division.

•             T-Systems is one of the large systems houses in Germany and Europe. Along with classical IT and telecommunications services, it provides its customers with e-business solutions all from a single source. T-Systems provides its customers with services along the entire value chain. In this way, T-Systems aims to increase the competitiveness of its customers.

•             Total revenue in the first three quarters of 2002 amounted to EUR 8,291 million, an overall decrease of 3.4% compared with EUR 8,585 million in the same period in 2001. Despite the removal from the portfolio of several companies with below-average performance in terms of revenue and results, revenue from the IT unit increased by 2.2% compared with 2001. Revenue from Telecommunications Services decreased by 8.7%. The area most heavily affected was the International Carrier Services business, with a decrease of 17.1%, followed by the national Network Services business which decreased by 6.8%. Hosting & ASP revenue increased by 3.1% and revenue from Media Broadcast by 9.1%. The positive development of revenue in the IT service line in a quarter-on-quarter comparison was led by the Systems Integration business with an increase of 5.3%, followed by Desktop Services with a 2.6% increase. Revenue from Computing Services decreased by 0.4%. Based on purely domestic business, however, the revenue from Computing Services increased by 9.3%. In this area, T-Systems benefits from the continued trend towards outsourcing. Compared to other companies in the sector, the IT net revenue of T-Systems developed well, increasing on a cumulative basis by 15.9% compared with the previous year – a growth that was also attributable for the first time to clear cross-selling effects. With access to Deutsche Telekom AG’s broad base of external customers, T-Systems succeeded in generating additional revenue from IT and convergence solutions with customers who had previously mainly purchased telecommunications services.

•             EBITDA in the first three quarters of 2002 amounted to EUR 453 million compared with EUR 623 million in the same period last year. Excluding restructuring measures resulting from the strategic review totaling EUR 380 million, adjusted EBITDA amounted to around EUR 833 million at September 30, 2002 compared with EUR 623 million at the same point last year. As a result, the adjusted EBITDA margin increased from 7.3% to 10.0%. T-Systems also succeeded in increasing the adjusted EBITDA margin considerably in all three quarters of the 2002 financial year in comparison with the previous year. The EBITDA margin before special influences was 11.6% in the third quarter of 2002. This operational success is mainly attributable to the staff reduction in international Network Services business and considerable productivity increases and improvements in efficiency in network operations. A further improvement of the cost structures, mainly in the area of Desktop Services, was achieved through the concentration of pan-European procurement activities and the realization of cost benefits in purchasing through the integration of Deutsche Telekom and former debis units. Besides the cost-saving measures described, revenues were also considerably improved by the increase in hourly rates for project work by around 4.0%, mainly in the area of Systems Integration.

•             On a cumulative basis, the loss before taxes was EUR 1,645 million compared with EUR 316 million after the first nine months of 2001. Adjusted to exclude the strategic review related non-scheduled write-downs on goodwill and property, plant and equipment amounting to EUR 578 million, mainly relating to SIRIS, and the restructuring measures already mentioned, the loss before taxes amounted to EUR 687 million in the first nine months of 2002. It should be noted that this result was influenced by depreciation of submarine cable capacities in the North Atlantic/Pacific (EUR 0.2 billion) and increased amortization of goodwill (EUR 0.1 billion) after the takeover of the remaining 49.9% stake in T-Systems ITS GmbH (formerly debis Systemhaus) in the first quarter of 2002.

	Third quarter of 2002						First three quarters of 2002
T-Systems(5)	Q1 2002 millions of €	Q2 2002 millions of €	Q3 2002 millions of €		Q3 2001 millions of €	Change %	Q1-Q3 2002 millions of €		Q1-Q3 2001 millions of €	Change %	2001 millions of €

Total revenue	2,652	2,835	2,804		2,899	(3.3)	8,291		8,585	(3.4)	11,899
Net revenue	1,874	1,995	1,908		2,040	(6.5)	5,777		6,016	(4.0)	8,316
Adjusted EBITDA	258	251	324	(3)	266	21.8	833	(3)	623	33.7	886
EBITDA(1)	258	251	(56)		266	(121.1)	453		623	(27.3)	886
Depreciation and amortization	(356)	(654)	(1,006	)(4)	(348)	(189.1)	(2,016	)(4)	(1,010)	(99.6)	(1,372)
Financial income (expense), net	(2)	(33)	(47)		29	(262.1)	(82)		71	(215.5)	115
Loss before taxes	(100)	(436)	(1,109	)(3),(4)	(53)	n.a.	(1,645	)(3),(4)	(316)	(420.6)	(382)
Employees(2)							43,473		41,593	4.5	41,716

(1)               EBITDA: Results from ordinary business activities plus the net financial income (expense) and amortization of intangible assets and depreciation of property, plant and equipment. For an understanding of adjusted EBITDA, please see the information contained in the “Reconciliation of adjusted EBITDA”.

(2)               Average number of employees.

(3)               Adjusted to exclude restructuring expenses totaling EUR 0.4 billion in the third quarter of 2002.

(4)               Including non-scheduled write-downs on goodwill relating to SIRIS (EUR 0.5 billion) and restructuring expenses (EUR 0.1 billion).

(5)               Segment data in new structure.

The T Mobile division.

•             The business of T-Mobile combines all the activities of the T-Mobile International group. T-Mobile International provides a broad range of mobile communications services via its majority-owned subsidiaries in Germany, the United Kingdom, the U.S., Austria, the Czech Republic and the Netherlands. In addition, T-Mobile International holds minority shareholdings in Poland and Russia in particular.

•             T-Mobile recorded strong subscriber growth in the third quarter linked with revenue increases, which were in part supported by positive market reactions to financial difficulties encountered by enterprises in the US mobile communications market. EBITDA in the third quarter of 2002 remained at a high level, EUR 1,291 million, despite the increased expenditure related to subscriber acquisition activities.

•             Total revenue increased by more than 40.1% to EUR 14,245 million. Besides the effects of Radio-Mobil and T-Mobile USA (formerly VoiceStream/Powertel), both consolidated for the first time in the first half of 2001, the increased number of subscribers and increased monthly average revenues per user (ARPU) at subsidiaries of T-Mobile International AG had a positive impact. RadioMobil was consolidated on April 1, 2001. T-Mobile USA was consolidated at September 30, 2001 and was included in the consolidated group for only four months in the first three quarters of 2001.

•             Revenue in Germany(i) increased by more than 11% to EUR 5,790 million, driven primarily by an increased subscriber base and increased ARPU.

•             Revenue at T-Mobile UK(i) also increased by EUR 497 million, 20.7%, compared with the same period last year to EUR 2,903 million as a result of increased ARPU and the increase in the number of subscribers.

•             T-Mobile Austria(i) recorded a revenue decrease of 3.0% to EUR 754 million for the first nine months of 2002. The reason for this was the reduced subscriber base due to the streamlining in the prepay sector in the first quarter of 2002.

•             Revenue at RadioMobil(i) amounted to EUR 186 million in the third quarter of 2002, almost 18% higher than in the same period last year. Besides the increased subscriber base, this is also attributable to the increased ARPU.

•             The EBITDA of the T-Mobile segment increased by EUR 1,668 million, 76.4%, to EUR 3,850 million. The EBITDA margin increased from 21.5% to 27.0%. In the third quarter of 2002, T-Mobile Deutschland was once again the main EBITDA driver. Contributing EBITDA of EUR 2,410 million in the first three quarters of 2002, T-Mobile Deutsch land increased its EBITDA by around 34%. With EBITDA of EUR 663 million, T-Mobile UK improved its EBITDA by more than 80%. In addition, the subsidiaries in Austria and the Czech Republic contributed to EBITDA with EUR 221 million (2001: EUR 174 million) and EUR 246 million (2001: EUR 121 million) respectively. In addition, EBITDA in this segment benefited from the contribution of the U.S. subsidiary, which generated EBITDA of EUR 388 million in the first nine months of 2002.

(i)                  These amounts relate to the companies’ respective unconsolidated financial statements.

•             The cumulative loss before taxes for the first nine months of 2002 was EUR 23,470 million compared with EUR 3,215 million in the same period last year. This development is attributable in particular to the strategic review carried out in the third quarter of 2002 and the resulting write-downs. Non-scheduled write-downs of EUR 18.0 billion related to T-Mobile USA (EUR 8.4 billion for goodwill and EUR 9.6 billion for mobile communications licenses). A non-scheduled write-down of EUR 2.2 billion was made relating to the UMTS license at T-Mobile UK. The non-scheduled write-down on goodwill at Ben in the Netherlands amounted to EUR 1.0 billion. T-Mobile’s net financial expense was also affected by a non-scheduled write-down on the UMTS license in the Netherlands amounting to EUR 0.2 billion, recognized prior to the consolidation of Ben. Excluding these measures resulting from the strategic review, the loss before taxes was EUR 2,178 million compared with EUR 3,215 million in the first three quarters of last year.

	Third quarter of 2002						First three quarters of 2002
T-Mobile	Q1 2002 millions of €	Q2 2002 millions of €	Q3 2002 millions of €		Q3 2001 millions of €	Change %	Q1-Q3 2002 millions of €		Q1-Q3 2001 millions of €	Change %	2001 millions of €

Total revenue	4,465	4,675	5,105		4,193	21.8	14,245		10,166	40.1	14,637
Net revenue	4,115	4,297	4,655		3,772	23.4	13,067		9,009	45.0	12,994
EBITDA(1)	1,211	1,348	1,291		807	60.0	3,850		2,182	76.4	3,137
Depreciation and amortization	(1,729)	(1,730)	(22,753	)(4)	(1,719)	n.a.	(26,212	)(4)	(3,483)	652.6	(6,324	)(3)
Financial expense, net	(322)	(278)	(508	)(5)	(689)	26.3	(1,108	)(5)	(1,914)	42.1	(3,212)
Loss before taxes(6)	(840)	(660)	(21,970	)(4),(5)	(1,601)	n.a.	(23,470	)(4),(5)	(3,215)	(630.0)	(6,399	)(3)
Employees(2)							38,283		27,653	38.4	30,124

(1)               EBITDA: Results from ordinary business activities plus the net financial expense and amortization of intangible assets and depreciation of property, plant and equipment.

(2)               Average number of employees; change mainly attributable to the first-time consolidation of T-Mobile USA (VoiceStream/Powertel).

(3)               Including non-scheduled goodwill write-downs (EUR 1.0) on brand names as part of the rebranding.

(4)               Including non-scheduled write-downs on goodwill and licenses totaling EUR 21.1 billion.

(5)               Including non-scheduled write-downs on the UMTS license at Ben (EUR 0.2 billion).

(6)               Net interest expense was allocated to the T-Mobile segment in the previous year which is not included in the consolidated financial statements of T-Mobile International.

The T Online division.

•             The T-Online division includes the T-Online International AG group and DeTeMedien GmbH. T-Online International AG operates a combined business model comprising access and non-access activities. It is one of the largest providers in Germany. Through its subsidiaries and associated companies, it is also present in France, Spain, Portugal, Austria and Switzerland.

•             The 24.4 % increase in total revenue of the T-Online division to EUR 1,296 million was driven by the revenue growth at T-Online International AG.

•             In the first three quarters of 2002, T-Online International AG recorded group revenue excluding DeTeMedien of around EUR 1,121 million. This represents an increase of 38.5% compared with the same period last year. As in the past, the largest portion of the revenue, EUR 883 million, was contributed by access business; this represents an increase of 28.9% year on year. T-Online International AG’s non-access revenues increased by 91%, thus demonstrating the success of T-Online’s strategy to become an Internet media house.

•             In the first nine months of 2002, the T-Online division recorded EBITDA of approximately EUR 151 million compared with EUR -67 million in the first nine months of 2001, an increase in absolute terms of EUR 218 million. The improvement in EBITDA of the T-Online segment including DeTeMedien is a result of the positive development of the T-Online group. The EBITDA margin was 11.7% compared with -6.4%.

•             Group EBITDA of T-Online International AG increased further from EUR -34.8 million in the third quarter of 2001 to EUR 35.6 million in the third quarter of 2002. The key contributing factors to this achievement were not only the good revenue growth in both access and non-access operations, but also the continuing successful implementation of measures to boost efficiency, coupled with the benefits of increasing economies of scale. The optimization of internal processes is a prime example. Added to that, key cost items such as personnel costs show that resources were deployed more efficiently in the third quarter of 2002. Personnel costs, still 12.2% of revenues in the third quarter of 2001, decreased to 9.2% of revenues in the third quarter of 2002.

•             The division’s loss before taxes was EUR 4 million compared with EUR 103 million in the first nine months of 2001. The loss before taxes includes the write-down of the net carrying amount of T-Online’s stake in comdirect Bank of EUR 92 million resulting from the strategic review and posted under net financial expense. Excluding this effect, the division recorded income before taxes of EUR 88 million, an improvement of EUR 191 million compared with the loss before taxes in the same period last year.

	Third quarter of 2002						First three quarters of 2002
T-Online	Q1 2002 millions of €	Q2 2002 millions of €	Q3 2002 millions of €		Q3 2001 millions of €	Change %	Q1-Q3 2002 millions of €		Q1-Q3 2001 millions of €	Change %	2001 millions of €

Total revenue	427	437	432		335	29.0	1,296		1,042	24.4	1,449
Net revenue	387	399	398		312	27.6	1,184		968	22.3	1,338
EBITDA(1)	17	65	69		(15)	560.0	151		(67)	325.4	(78)
Depreciation and amortization	(47)	(49)	(48)		(41)	(17.1)	(144)		(143)	(0.7)	(189)
Financial income (expense), net	27	27	(65	)(2)	32	(303.1)	(11	)(2)	107	(110.3)	34
Income (loss) before taxes	(3)	43	(44	)(2)	(24)	(83.3)	(4	)(2)	(103)	96.1	(233)
Employees(2)							2,742		3,040	(9.8)	3,008

(1)               EBITDA: Results from ordinary business activities plus the net financial income (expense) and amortization of intangible assets and depreciation of property, plant and equipment.

(2)               Including the non-scheduled write-down on the net carrying amount of the stake in comdirect Bank (EUR 0.1 billion).

(3)               Average number of employees.

Other.

•             “Other” includes a variety of Group units whose activities cannot be allocated to an individual segment. These include, among others, the Deutsche Telekom Group headquarters, shared services such as real estate, billing services, various competence centers and other subsidiaries, associated and related companies of the Group. The real estate area was restructured in 2002 and the responsibilities of DeTeImmobilien were assigned to three companies: Generalmietgesellschaft mbH (GMG) has taken over the leasing and rental business area. Deutsche Telekom Immobilien und Service GmbH (DeTeImmobilien) is to provide facility management services. The real-estate asset management company, Sireo, has been entrusted with looking after real-estate interests for Deutsche Telekom, in particular, the further sale of real estate, the reduction of costs, and administrative tasks. Furthermore, Deutsche Funkturm GmbH (DFG) started operations in January 2002. This organizational unit acts as the owner of and service provider for all the radio towers and masts.

•             A new company, DeTeFleetServices GmbH, was established in Bonn on July 1, 2002. The object of the company, whose tasks were previously performed by Deutsche Telekom’s Group Purchasing, is commercial fleet management – the development, provision and operation of corporate fleet solutions. The company’s goal is make more efficient use of synergies in the Deutsche Telekom Group.

•             Total revenue amounted to EUR 3,173 million in the first nine months of 2002; this represents a decrease of 11.1% compared to the same period in the previous year. Total revenue in “Other” decreased by EUR 0.3 billion as a result of the lower level of utilization of the shared services by the T-Com, T-Systems, T-Mobile and T-Online divisions and as a result of improved procurement conditions in this segment. Furthermore, the decrease in total revenue is attributable to the deconsolidation of DeTeSat Deutsche Telekom Gesellschaft für Satellitenkommunikation mbH at December 31, 2001 (EUR 0.1 billion). Compared with the second quarter of 2002, total revenue increased by around EUR 0.3 billion in the third quarter. This was due in part to additional settlements of Group-internal services in the real estate shared service from previous months. Second, the Group-internal revenues of around EUR 39 million of DeTeFleetServices GmbH, established at July 1, 2002, were posted here for the first time in the third quarter.

•             EBITDA including special influences in the first nine months of 2002 was EUR -381 million. Special influences affecting EBITDA were a book profit of EUR 0.2 billion from the sale of the shares in the Indonesian mobile communications provider PT Satelindo and a book loss of EUR 0.4 billion from the sale of the shares in France Telecom. The special influences on EBITDA in 2001 amounted to around EUR 1.9 billion and resulted almost exclusively from the sale of the Sprint-FON shares, after deduction of consulting and sale costs (EUR 1.0 billion) and from the profit from the sale of the shares in Sprint-PCS (EUR 0.9 billion).

•             Adjusted EBITDA amounted to EUR -183 million Group compared with a positive EUR 939 million in the third quarter of 2001. The decrease in adjusted EBITDA compared with the same period in the previous year is due partly to the reduction of total revenue by EUR 0.4 billion (resulting from the lower level of intra-Group revenues) and to the increased losses on accounts receivable (EUR 0.2 billion) as well as the assumption of the rebranding costs for T-Mobile (EUR 0.15 billion) as Deutsche Telekom holds the rights to the brand. The increase in adjusted EBITDA of around EUR 131 million in the third quarter of 2002 compared with the second quarter is mainly attributable to an adjustment in provisions for risks of around EUR 100 million.

•             The loss before taxes was EUR 3,892 in the first nine months of 2002. This figure includes the following special influences totaling EUR -835 million (2001: EUR 1,478 million): The EBITDA-relevant special influences of EUR -0.2 billion net which have already been mentioned, the non-scheduled write-down on the net carrying amount of the stake in France Telecom as a result of the share price decrease of around EUR 0.3 billion, as included in net financial income/expense, and the valuation adjustments for other investments in non-current securities of around EUR -0.4 billion. The income before taxes of EUR 335 million in the first three quarters of 2001 was affected by the following special influences: the profit from the sale of the shares in Sprint-FON and Sprint-PCS (EUR 1.9 billion) and the valuation adjustment on the net carrying amount of the stake in France Telecom (around EUR -0.4 billion). Adjusted to exclude these special influences, the loss before taxes in the first nine months of 2002 was EUR 3,057 million compared with EUR 1,143 million in the same period last year. Compared to the first nine months of 2001, the loss as so adjusted increased by around EUR 1,914 million. Contributing to this decline were the decrease in adjusted EBITDA (EUR 1.1 billion) and increased interest expense (EUR 0.6 billion) due to the capital increase of EUR 38.0 billion at T-Mobile International AG.

	Third quarter of 2002									First three quarters of 2002
Other(3)	Q1 2002 millions of €		Q2 2002 millions of €		Q3 2002 millions of €		Q3 2001 millions of €		Change %	Q1-Q3 2002 millions of €		Q1-Q3 2001 millions of €		Change %	2001 millions of €

Total revenue	957		966		1,250		1,237		1.1	3,173		3,570		(11.1)	5,114
Net revenue	111		50		96		132		(27.3)	257		329		(21.9)	633
Adjusted EBITDA(1)	(28)		(143	)(4)	(12)		400	(6)	(103.0)	(183	)(4)	939	(6)	(119.5)	1,119
EBITDA	(28)		(341)		(12)		1,289		(100.9)	(381)		2,784		(113.7)	3,276
Depreciation and amortization	(233)		(407)		(307)		(271)		(13.3)	(947)		(819)		(15.6)	(1,447)
Financial income (expense), net	(961	)(5)	(743	)(5)	(860	)(5)	(846	)(7)	(1.7)	(2,564	)(5)	(1,630	)(7)	(57.3)	(1,477)
Income (loss) before taxes	(1,222	)(5)	(1,491	)(4), (5)	(1,179	)(5)	172	(6), (7)	(785,5)	(3,892	)(4), (5)	335	(6), (7)	n.a.	352
Employees(2)										17,724		18,477		(4.1)	18,565

(1)               For an understanding of adjusted EBITDA, please see the information contained in the “Reconciliation of adjusted EBITDA”.

(2)               Average number of employees.

(3)               Segment data in new structure.

(4)               Special influences through September 2002: Book profit from PT Satelindo EUR 0.2 billion and book loss from France Telecom EUR 0.4 billion in the second quarter.

(5)               Including special influences through September 2002: adjustment of the net carrying amount of the stake in France Telecom of EUR -0.3 billion in the first quarter, valuation adjustment on investments in noncurrent securities of EUR -0.1 billion in the second quarter and EUR 0.3 billion in the third quarter.

(6)               Special influences through September 2001: Book profit from Sprint-FON EUR 1.0 billion including consulting and sale costs in the first second of 2001, profit from the sale of the shares in Sprint-PCS EUR 0.9 billion in the third quarter.

(7)               Including special influences through September 2001: valuation adjustment on the net carrying amount of the stake in the France Telecom EUR -0.4 billion in the third quarter.

First three quarters of 2002

Consolidated financial statements.

Consolidated financial statements.

Consolidated statement of income

	Q3 2002 millions of €	Q3 2001 millions of €	Change %	Q1-Q3 2002 millions of €	Q1-Q3 2001 millions of €	Change %	Full year 2001 millions of €

Net revenue	13,423	12,525	7.2	39,177	34,993	12.0	48,309
Change in inventories and other own capitalized costs	(80)	335	n.a.	404	788	(48.7)	879
Total operating performance	13,343	12,860	3.8	39,581	35,781	10.6	49,188
Other operating income	574	2,390	(76.0)	2,354	4,941	(52.4)	6,619
Goods and services purchased	(3,540)	(3,541)	0.0	(10,387)	(9,842)	(5.5)	(13,477)
Personnel costs	(3,401)	(2,957)	(15.0)	(9,899)	(8,663)	(14.3)	(12,114)
Depreciation and amortization	(25,479)	(3,723)	(584.4)	(33,353)	(9,392)	(255.1)	(15,221)
Other operating expenses	(3,153)	(2,867)	(10.0)	(10,267)	(8,137)	(26.2)	(12,151)
Financial income (expense), net	(1,630)	(2,028)	19.6	(4,560)	(4,192)	(8.8)	(5,348)
of which: net interest expense	(948)	(1,140)	16.8	(3,031)	(3,222)	5.9	(4,138)
Results from ordinary business activities	(23,286)	134	n.a.	(26,531)	496	n.a.	(2,504)
Taxes	2,722	(761)	n.a.	2,232	(1,385)	n.a.	(808)
Loss after taxes	(20,564)	(627)	n.a.	(24,299)	(889)	n.a.	(3,312)
Loss applicable to minority shareholders	(55)	(28)	(96.4)	(211)	(115)	(83.5)	(142)
Net loss	(20,619)	(655)	n.a.	(24,510)	(1,004)	n.a.	(3,454)

Determining loss per share

		Q3 2002	Q3 2001	Q1-Q3 2002	Q1-Q3 2001	Full year 2001

Net loss	in millions of €	(20,619)	(655)	(24,510)	(1,004)	(3,454)
Average weighted number of outstanding shares	in millions	4,195	4,195	4,195	3,553	3,715
Loss per share(1)/ADS(2)
(German GAAP)		€(4.92)	(0.16)	(5.84)	(0.28)	(0.93)

(1)               Loss per share (according to German GAAP) for each period are calculated by dividing net loss by the weighted average of outstanding shares.  The weighted average number for 2001 was ascertained after taking into account the new shares issued as part of the acquisition of T-Mobile USA (VoiceStream/Powertel).

(2)               One ADS (American Depositary Share) corresponds in economic terms to one share of Deutsche Telekom in common stock. The share to ADS ratio is 1:1.

Consolidated balance sheet

	Sept. 30, 2002 millions of €	Dec. 31, 2001 millions of €	Change %	Sept. 30, 2001 millions of €

Assets
Noncurrent asets	116,027	146,716	(20.9)	147,462
Intangible assets	56,191	80,051	(29.8)	80,189
Property, plant and equipment	55,504	58,708	(5.5)	59,088
Financial assets	4,332	7,957	(45.6)	8,185
Current assets	12,729	17,033	(25.3)	16,985
Inventories, materials and supplies	1,578	1,671	(5.6)	2,006
Receivables	6,395	6,826	(6.3)	7,879
Other assets	2,429	4,966	(51.1)	5,067
Marketable securities	460	702	(34.5)	705
Liquid assets	1,867	2,868	(34.9)	1,328
Prepaid expenses, deferred charges and deferred taxation	1,064	813	30.9	1,199
Total assets	129,820	164,562	(21.1)	165,646

Shareholders’ equity and liabilties
Shareholders’ equity	36,233	66,301	(45.4)	66,717
Capital stock	10,746	10,746	0	10,746
Accruals	16,381	18,427	(11.1)	19,944
Pension and similar obligations	3,734	3,661	2.0	3,419
Other accruals	12,647	14,766	(14.4)	16,525
Liabilities	76,349	79,051	(3.4)	78,214
Debt	66,544	67,031	(0.73)	68,234
Other	9,805	12,020	(18.4)	9,980
Deferred income	857	783	9.5	771
Total Shareholders’ equity and liabilties	129,820	164,562	(21.1)	165,646

Consolidated statement of cash flows

	Q1-Q3 2002 millions of €	Q1-Q3 2001 millions of €	Full year 2001 millions of €

Net loss	(24,510)	(1,004)	(3,454)
Income applicable to minority shareholders	211	115	142
Loss after taxes	(24,299)	(889)	(3,312)
Depreciation and amortization	33,353	9,392	15,221
Income tax expense	(2,369)	1,292	751
Net interest expense	3,031	3,222	4,138
Results from the disposition of noncurrent assets	243	(960)	(1,106)
Results from associated companies	431	298	547
Other noncash transactions	1,308	(1,151)	(1,146)
Change in working capital (assets)(1)	543	(42)	428
Change in accruals	1,314	276	(136)
Changes in other working capital (liabilities)(2)	(1,244)	232	761
Income taxes received/(paid)	687	(1,398)	10
Dividends received	56	102	115
Cash generated from operations	13,054	10,374	16,271
Net interest payment	(2,915)	(3,215)	(4,337)
Net cash provided by operating activities	10,139	7,159	11,934
Cash outflows from investments in
intangible assets	(586)	(580)	(1,021)
property, plant and equipment	(4,889)	(6,573)	(9,847)
financial assets	(276)	(441)	(498)
consolidated companies	(6,400)	(5,448)	(5,695)
Cash inflows from disposition of
intangible assets	4	238	208
property, plant and equipment	242	235	1,146
financial assets	869	3,290	3,514
shareholdings in consolidated companies and business units	1	914	1,004
Net change in short-term investments (more than 3-month term) and marketable securities	179	4,401	4,440
Other	594	(99)	1,384
Net cash used for investing activities	(10,262)	(4,063)	(5,365)
Net change of short-term debt	(5,959)	(9,752)	(10,266)
Issuance of medium and long-term debt	9,869	14,328	13,949
Repayments of medium and long-term debt	(3,227)	(5,410)	(6,589)
Dividend	(1,578)	(1,905)	(1,905)
Change in minority interests	(46)	2	0
Net cash provided by (used for) financing activities	(941)	2,737	(4,811)
Effect of foreign exchange rate changes on cash and cash equivalents (up to 3-month term)	(9)	(53)	(26)
Net increase (decrease) in cash and cash equivalents	(1,073)	306	1,732

Level at the beginning of the year	2,738	1,006	1,006
Level at year-end	1,665	1,312	2,738

(1)               Changes in receivables, other assets, inventories, materials and supplies, prepaid expenses, deferred charges and deferred taxation.

(2)               Change in other liabilities (which do not relate to financing activities) as well as deferred income.

Notes to the consolidated statement of operations.

Changes in the composition of the Deutsche Telekom Group

Deutsche Telekom acquired shareholdings in various foreign companies in the previous year which were not included in the consolidated financial statements as at September 30, 2001 or not included for the full first nine months of 2001. In 2001, these were T-Mobile USA (VoiceStream/Powertel, fully consolidated from June 2001) and RadioMobil (fully consolidated from April 2001) and, in the T-Com division, Hrvatske telekomunikacije (fully consolidated from November 2001). The following table shows the effects of the new acquisitions on the individual items of the consolidated statement of income and the segment reporting as at September 30, 2002. The depreciation and amortization figure shown below includes the amortization of goodwill relating to these companies totaling EUR 651 million.

Effects of new acquisitions on the consolidated statement of operations in the first nine months of 2002

	T-Com millions of €	VoiceStream/ Powertel millions of €	RadioMobil millions of €	T-Mobile total millions of €	Total millions of €

Net revenue	727	2,241	161	2,402	3,129
Change in inventories and other own capitalized costs	4	73	0	73	77
Other operating income	35	41	13	54	89
Goods and services purchased	(175)	(650)	(53)	(703)	(878)
Personnel costs	(114)	(409)	(9)	(418)	(532)
Depreciation and amortization	(153)	(1,501)	(43)	(1,544)	(1,697)
Other operating expenses	(128)	(1,066)	(35)	(1,101)	(1,229)
Financial income (expense), net	10	(281)	(7)	(288)	(278)
Results from ordinary business activities	206	(1,552)	27	(1,525)	(1,319)
Taxes	(64)	(35)	(9)	(44)	(108)
Income/(loss) after taxes	142	(1,587)	18	(1,569)	(1,427)
Income (losses) applicable to minority shareholders	(86)	4	(12)	(8)	(94)
Net income (loss)	56	(1,583)	6	(1,577)	(1,521)

The sale of the cable business in Baden-Württemberg and the sale of DeTeSat resulted in deconsolidation effects of EUR 0.1 billion and EUR 43 million in revenue respectively compared to the same period in the previous year.

Other operating income

	Q3 2002 millions of €	Q3 2001 millions of €	Change %	Q1-Q3 2002 millions of €	Q1-Q3 2001 millions of €	Change %	Full year 2001 millions of €

Other operating income	574	2,390	(76.0)	2,354	4,941	(52.4)	6,619

Other operating income amounted to EUR 2.4 billion, more than EUR 2.5 billion or 52.4% below the prior-year figure of EUR 4.9 billion. The changes in other operating income are the result of offsetting effects. The figure for the first nine months of 2001 included the proceeds from the sale of the Sprint-FON and Sprint-PCS shares (amounting to EUR 1.9 billion) and from the sale of the cable network in Baden-Württemberg (EUR 908 million). Other operating income for the first nine months of 2002, however, includes the positive contribution of proceeds of EUR 162 million from the sale of PT Satelindo after consideration of foreign currency exchange rate effects.

Goods and services purchased

	Q3 2002 millions of €	Q3 2001 millions of €	Change %	Q1-Q3 2002 millions of €	Q1-Q3 2001 millions of €	Change %	Full year 2001 millions of €

Goods and services purchased	(3,540)	(3,541)	0.0	(10,387)	(9,842)	(5.5)	(13,477)

The level of goods and services purchased increased by EUR 545 million or 5.5% in the first nine months of 2002 compared to the same period in the previous year and therefore increased to a lesser extent than revenue. EUR 878 million is attributable to changes in the composition of the Deutsche Telekom Group.  Without taking into consideration the changes in the composition of the Deutsche Telekom Group, there was a decrease in goods and services purchased which is mainly attributable to the lower level of terminal equipment purchased, the decrease in revenue from business with domestic carriers and the more favorable purchasing conditions for international network capacities.

Personnel

	Q3 2002 millions of €	Q3 2001 millions of €	Change %	Q1-Q3 2002 millions of €	Q1-Q3 2001 millions of €	Change %	Full year 2001 millions of €

Personnel costs	(3,401)	(2,957)	15.0	(9,899)	(8,663)	(14.3)	(12,114)

Personnel costs increased by EUR 1,236 million, 14.3%, in comparison with the first nine months of 2001. Changes in the composition of the Deutsche Telekom Group account for EUR 532 million of this increase.

An accrual for restructuring measures at T-Systems resulted in a special influence of EUR 300 million which had an effect on personnel costs. The remainder of the increase in personnel costs is mainly a result of an increase of wages and salaries to bring them in line with market conditions and to promote performance, relating in particular to T-Systems and T-Mobile, and a collectively agreed increase in pay for employees of Deutsche Telekom AG, effective July 1, 2002.

The average number of employees increased during the first nine months of 2002 by 18,329 or 7.7% compared with the first nine months of 2001. The increase was mainly attributable to changes in the composition of the Deutsche Telekom Group as a result of the consolidation of Hrvatske telekomunikacije with an average of 10,915 employees.  The remainder of the increase in the number of employees results mainly from acquisitions made in the course of last year. T-Mobile USA (VoiceStream/Powertel) and RadioMobil were only included in the averages for 2001 after their consolidation.

The number of employees at the balance sheet date September 30, 2002 decreased by 1,190 or 0.5% compared with December 31, 2001. This development reflects the ongoing trend of personnel reduction in the Deutsche Telekom Group, particularly at T-Com.

Average number of employees

	Q1-Q3 2002 Number	Q1-Q3 2001 Number	Change %	Full year 2001 Number

Civil servants	53,309	57,201	(6.8)	56,707
Salaried employees and wage earners	202,613	180,392	12.3	184,953
Deutsche Telekom Group	255,922	237,593	7.7	241,660
Trainees/student interns	9,228	7,487	23.3	8,147

Number of employees at balance sheet date

	Sept. 30, 2002 Number	Dec. 31, 2001 Number	Change %	Sept. 30, 2001 Number

Civil servants	51,891	54,615	(5.0)	55,741
Salaried employees and wage earners	203,977	202,443	0.8	190,451
Deutsche Telekom Group	255,868	257,058	(0.5)	246,192
Trainees/student interns	11,710	9,851	18.9	9,725

Depreciation and amortization

	Q3 2002 millions of €	Q3 2001 millions of €	Change %	Q1-Q3 2002 millions of €	Q1-Q3 2001 millions of €	Change %	Full year 2001 millions of €

Amortization of intangible assets	(23,118)	(1,481)	n.a.	(26,242)	(3,227)	(713.2)	(5,743)
of which: UMTS licenses	(2,353)	(182)	n.a.	(2,718)	(543)	(400.6)	(724)
of which: U.S. mobile communications licenses	(9,813)	(290)	n.a.	(10,409)	(389)	n.a.	(690)
of which: goodwill	(10,720)	(815)	n.a.	(12,436)	(1,799)	(591.3)	(3,663)
Depreciation of property, plant and equipment	(2,361)	(2,242)	(5.3)	(7,111)	(6,165)	(15.3)	(9,478)
Total depreciation and amortization	(25,479)	(3,723)	(584.4)	(33,353)	(9,392)	(255.1)	(15,221)

Non-scheduled write-downs

Q1-Q3 2002 millions of €

Amortization of intangible assets	21,601
of which: UMTS licenses at T-Mobile UK	2,173
of which: U.S. mobile communications licenses	9,553
of which: goodwill	9,868
Property, plant and equipment	633
of which: submarine cables North Atlantic/Pacific	228
of which: property, plant and equipment at T-Systems	111
Total (non-scheduled) write-downs on intangible assets and property, plant and equipment	22,234

Depreciation and amortization increased by EUR 24.0 billion compared to the respective period in the previous year to EUR 33.4 billion.  The increase in amortization of intangible assets is attributable mainly to the non-scheduled write-downs on goodwill at T-Mobile USA (EUR 8.4 billion), Ben Nederland B.V. (EUR 958 million) and SIRIS at T-Systems (EUR 473 million) made as a result of the strategic review in the third quarter of 2002. In addition, non-scheduled write-downs were made on the mobile communications licenses of T-Mobile USA amounting to EUR 9.6 billion and the UMTS license of T-Mobile UK (EUR 2.2 billion). In total, the non-scheduled write-downs on intangible assets resulting from the strategic review amounted to EUR 21.6 billion. The inclusion of newly consolidated companies generated an increase in scheduled depreciation and amortization (EUR 1.7 billion). Most of this is attributable to the longer inclusion of T-Mobile USA than last year.  Scheduled amortization of goodwill increased by EUR 0.6 billion, amortization of U.S. mobile communications licenses by EUR 0.5 billion and depreciation of property, plant and equipment by EUR 0.4 billion. The increase was also attributable to the non-scheduled write-downs on submarine cables in the North Atlantic/Pacific and on property, plant and equipment at T-Systems.

Other operating expenses

	Q3 2002 millions of €	Q3 2001 millions of €	Change %	Q1-Q3 2002 millions of €	Q1-Q3 2001 millions of €	Change %	Full year 2001 millions of €

Other operating expenses	(3,153)	(2,867)	(10.0)	(10,267)	(8,137)	(26.2)	(12,151)

Other operating expenses increased by EUR 2.1 billion to EUR 10.3 billion in the first nine months of 2002 compared with the same period last year. This increase was mainly caused by changes to the composition of the Deutsche Telekom Group, which accounted for EUR 1.2 billion. This increase is also attributable to the higher losses on accounts receivable and losses from dispositions of noncurrent assets, in particular as a result of the sale of the shares in France Telecom.

Financial expense, net

	Q3 2002 millions of €	Q3 2001 millions of €	Change %	Q1-Q3 2002 millions of €	Q1-Q3 2001 millions of €	Change %	Full year 2001 millions of €

Financial expense, net	(1,630)	(2,028)	19.6	(4,560)	(4,192)	(8.8)	(5,348)
of which: income related to subsidiaries, associated and related companies	(277)	(162)	(71.0)	(390)	(202)	(93.1)	(440)
of which: net interest expense	(948)	(1,140)	16.8	(3,031)	(3,222)	5.9	(4,138)
write downs on financial assets and marketable securities	(405)	(726)	44.2	(1,139)	(768)	(48.3)	(770)

The increase in net financial expense by EUR 368 million is the result of offsetting effects. The negative results from Ben, relating in particular to the EUR 0.2 billion amortization of the UMTS license, and further write-downs of financial assets had a negative impact on net financial expense, mainly from the non-scheduled write-down in the first quarter of the net carrying amount of the stake in France Telecom as a result of the decrease in the share price amounting to EUR 253 million and valuation adjustments for other investments in noncurrent securities and for loans to associated companies totaling EUR 0.7 billion, of which associated companies of Kabel Deutschland GmbH accounted for EUR 316 million. Interest expense, on the other hand, improved; the main positive effect was interest income from the termination of interest rate derivatives which were no longer necessary.

Taxes

	Q3 2002 millions of €	Q3 2001 millions of €	Change %	Q1-Q3 2002 millions of €	Q1-Q3 2001 millions of €	Change %	Full year 2001 millions of €

Income taxes	2,757	(723)	(481.3)	2,369	(1,292)	283.4	(751)
Other taxes	(35)	(38)	(7.9)	(137)	(93)	(47.3)	(57)
Taxes, total	2,722	(761)	n.a.	2,232	(1,385)	261.2	(808)

The Group’s result before taxes decreased by EUR 27.0 billion compared to the third quarter of 2001. Associated with the non-scheduled write-downs of mobile communications licenses at T-Mobile USA (VoiceStream/ Powertel), the reversal of deferred tax liabilities in particular resulted in tax income totaling EUR 2.2 billion for the first three quarters of 2002. Furthermore, the decrease in tax expense is attributable to the reduced basis for tax calculation; but this decrease was not of the same magnitude as the increase in the loss before taxes, as a large proportion of this increase was attributable to transactions with no tax effect, such as the amortization of goodwill and losses from the dispositions of assets.

Notes to the consolidated balance sheet.

Noncurrent assets

	Sept. 30, 2002 millions of €	Dec. 31, 2001 millions of €	Change millions of €	Change %

Intangible assets	56,191	80,051	(23,860)	(29.8)
of which: UMTS	11,387	14,277	(2,890)	(20.2)
of which: U.S. mobile, communications licenses	11,190	23,087	(11,897)	(51.5)
of which: goodwill	31,116	40,597	(9,481)	(23.4)
Property, plant and equipment	55,504	58,708	(3,204)	(5.5)
Financial assets	4,332	7,957	(3,625)	(45.6)
Total	116,027	146,716	(30,689)	(20.9)

The decrease of EUR 23.9 billion or 29.8% in intangible assets to EUR 56.2 billion is mainly attributable to the non-scheduled write-downs of goodwill and mobile communications licenses amounting to EUR 21.6 billion as a result of the strategic review in the third quarter of 2002. The decrease is also due to the effects of foreign currency translation from foreign Group companies. This development was offset by the increase in goodwill in the first nine months of 2002, EUR 2.7 billion of which was the result of the acquisition of the remaining shares in T-Systems ITS GmbH (formerly debis Systemhaus GmbH) and a further EUR 1.7 billion of which relates to the acquisition of shares in Ben Nederland B.V. Property, plant and equipment decreased by EUR 3.2 billion or 5.5% to EUR 55.5 billion. Capital expenditure amounted to EUR 4.8 billion; depreciation and amortization increased to around EUR 7.1 billion, of which around EUR 0.6 billion is accounted for by non-scheduled write-downs. The decrease in financial assets of around EUR 3.6 billion is mainly attributable to the sale of the shares in France Telecom, valuation adjustments for loans to associated companies of Kabel Deutschland GmbH and write-downs on other investments in noncurrent securities. A decrease was also recorded in investments in associated companies. This was mainly due to the fact that the net carrying amount of Ben is now included in the fully consolidated figures, as a result of the acquisition of the remaining shares.

Investments

	Q1-Q3 2002 Number	Q1-Q3 2001 Number	Change %	Full year 2001 Number

Intangible assets	5,038	25,614	(80.3)	26,059
Property, plant and equipment	4,777	6,300	(24.2)	9,853
Financial assets	765	1,612	(52.5)	1,786
Total	10,580	33,526	(68.4)	37,698

The additions to noncurrent assets in the first nine months of 2002 amounted to EUR 10.6 billion. Investments in intangible assets of around EUR 2.7 billion relate to the goodwill from the acquisition of the shares in T-Systems ITS GmbH (formerly debis Systemhaus GmbH) and investments of around EUR 1.7 billion relate to goodwill from the acquisition of the shares in Ben Nederland. The figure for intangible assets in the first nine months of 2001 included goodwill from the acquisition of T-Mobile USA (VoiceStream/Powertel).  Taking into account the effect of the consolidation of T-Mobile USA (VoiceStream/Powertel), the increase in property, plant and equipment is around EUR 0.6 billion lower than in the previous year. T-Com, T-Mobile and T-Systems in particular recorded a decrease. The decreases in investments recorded throughout the Group are mainly attributable to the reductions in capital expenditure made in the current year.

Investments in financial assets amounted to EUR 0.8 billion and were lower than in the same period last year; EUR 0.6 billion of this figure relates to increases in investments in associated companies. This includes in particular the acquisition of shares in GSM Facilities and the joint venture Bild.t-online.de.

Shareholders’ equity

	Sept. 30, 2002 millions of €	Dec. 31, 2001 millions of €	Change millions of €	Change %

Capital stock	10,746	10,746	0	0.0
Additional paid-in capital	50,073	49,994	79	0.2
Retained earnings (deficit)	1,430	3,607	(2,177)	(60.4)
Unappropriated net income (loss)	(4,892)	101	(4,993)	n.a.
Net income (loss)	(24,510)	(3,454)	21,056	609.6
Minority interest	3,386	5,307	(1,921)	(36.2)
Total shareholders’ equity	36,233	66,301	(30,068)	(45.4)

The decrease of approximately EUR 30.1 billion in shareholders’ equity in the first nine months was caused by the following factors: the net loss of EUR 24.5 billion, the decrease of around EUR 2.2 billion in retained earnings due to considerable foreign currency translation effects relating to foreign Group companies and Deutsche Telekom AG’s divided payment in the second quarter of 2002 amounting to EUR 1.6 billion. The reduction of EUR 1.9 billion in minority interests is almost exclusively attributable to the acquisition of the shares in debis Systemhaus.

Debt

	Sept. 30, 2002 millions of €	June 30, 2002 millions of €	March 31, 2002 millions of €	Dec. 31, 2001 millions of €	Sept. 30, 2001 millions of €

Gross debt	66,544	66,910	70,619	67,031	68,234
Net debt(1)	64,022	64,158	67,305	62,111	65,181

(1)               Debt excluding liquid assets (Sept. 30, 2002: EUR 1.9 billion; Dec. 31, 2001: EUR 2.9 billion), marketable securities and other investments in noncurrent securities (Sept. 30, 2002: EUR 0.7 billion; Dec. 31, 2001: EUR 1.6 billion) and interest rate and currency swaps (Sept. 30, 2002: EUR 0.1 billion; Dec. 31, 2001: EUR 0.4 billion) or liabilities.

The increase of EUR 1.9 billion in net debt from December 31, 2001 to September 30, 2002 is the result of offsetting effects. The increase in the first quarter of 2002 amounted to around EUR 5.2 billion, of which the acquisition of the shares in debis Systemhaus accounted for EUR 4.7 billion. In the second quarter of 2002, Deutsche Telekom’s net debt decreased by EUR 3.1 billion, despite a dividend payment of EUR 1.6 billion. This decrease is mainly a result of foreign currency exchange rate effects (EUR 1.6 billion), tax refunds (EUR 0.7 billion), the sale of the shares in France Telecom (EUR 0.3 billion) and PT Satelindo (EUR 0.3 billion) and sales of real estate (EUR 0.2 billion). Net debt decreased by a further EUR 0.2 billion in the third quarter of 2002 despite the financing of Ben with a total of EUR 2.0 billion. The main reason for this was the positive cash flow.

Other information

Guarantees and commitments and other financial obligations decreased by EUR 5.4 billion compared to December 31, 2001. Essentially, the decrease of EUR 4.7 billion in other contingent liabilities for the acquisition of shares in other companies following the takeover of the stake in T-Systems ITS and the stake in Ben for EUR 1.7 billion was partially offset by an increase of EUR 2.2 billion in guarantees and commitments at T-Mobile and the Generalmietgesellschaft mbH as a result of a leasing transaction.

Notes to the consolidated statement of cash flows.

Net cash provided by operating activities.

Net cash provided by operating activities in the first nine months of 2002 amounted to EUR 10.1 billion. This represents an increase of EUR 3.0 billion compared with the same period last year. This increase is partly the result of an improvement in the tax situation as a result of tax refunds in the period under review, whereas tax payments were made in the same period last year. The improvement in net interest payments, attributable in particular to the reversal of hedging transactions which were no longer necessary, also contributed to the increase in net cash provided by operating activities. The increase in the net loss in the first nine months of 2002 is offset by a higher level of depreciation and amortization of EUR 24.0 billion (in particular non-scheduled amortization) and a EUR 2.5 billion change in other non cash transactions. The latter relates in particular to valuation adjustments on financial assets amounting to around EUR 1.1 billion. In the first nine months of 2001, this item mainly related to a valuation adjustment in the proceeds from the sale of the Sprint-FON shares of EUR 1.9 billion. The proceeds of this sale are shown under net cash used for investing activities.

Net cash used for investing activities.

Net cash used for investing activities amounted to EUR -10.3 billion in the first nine months of 2002 compared with EUR 4.1 billion in the same period last year. Cash outflows for investments in noncurrent assets amounting to EUR 12.2 billion which mainly relate, besides capital expenditure, to the full acquisition of T-Systems ITS GmbH (formerly debis Systemhaus) for EUR 4.7 billion and the acquisition of Ben Nederland Holding B.V. for EUR 1.7 billion, are offset by cash inflows from disinvestments amounting to EUR 1.1 billion (in particular relating to the sale of the shares in France Telecom and PT Satelindo). Compared with the first nine months of 2001, this represents a decrease of EUR 0.9 billion in cash outflows for investments in noncurrent assets. The cash inflows from disinvestments in the first nine months of 2001 were mainly a result of the sale of the Sprint shares, EUR 3.4 billion, and the sale of the cable company in Baden-Württemberg.

Net cash provided by (used for) financing activities.

Net cash used for financing activities amounted to EUR -0.9 billion in the first nine months of 2002 compared with EUR -2.7 billion last year. Net cash inflows of EUR 0.7 billion were recorded in the period under review from the increase in financial liabilities. Net cash outflows of EUR 0.8 billion were recorded in the same period last year. The payment of this resulted in an outflow of cash and cash equivalents of EUR 1.6 billion.

Segment reporting.

The composition of the segments was adjusted in the first quarter of 2002 to bring them in line with the new structure resulting from the restructuring of the T-Com and T-Systems divisions. The National Carrier Services business, which used to belong to T-Systems, became part of the T-Com division as of January 1, 2002. In return, the International Carrier Services business, previously part of T-Com, and the international network infrastructure were assigned to the T-Systems division. Furthermore, MATÁV, Slovenské Telekomunikácie and Hrvatske telekomunikacije which had previously been assigned to “Other”, were made part of the T-Com segment as of January 1, 2002; prior-year figures have been adjusted accordingly. All segment information in this report has been prepared in accordance with the U.S. Statement of Financial Accounting Standard 131 (SFAS 131) and the German Accounting Standard No. 3, “Segment Reporting” (DRS 3).

The following tables give an overall summary of Deutsche Telekom’s segments for the full 2001 financial year as well as for the third quarters and first nine months of both 2001 and 2002. In addition to the details of the segments, there is also a reconciliation line. The reconciliation line mainly contains consolidation entries.

Net interest expense was allocated to the T-Mobile segment in the previous year which is not included in the consolidated financial statements of T-Mobile International.

Segment information for the 2001 financial year

Full year 2001 millions of €	Net revenue	Revenue between segments	Total revenue	Depre- ciation and amor- tization	Net interest expense	Income (loss) related to associated and related companies	Income (loss) before taxes

T-Com(1)	25,028	4,391	29,419	(5,443)	(350)	(509)	4,614
T-Systems(1)	8,316	3,583	11,899	(1,372)	102	13	(382)
T-Mobile	12,994	1,643	14,637	(6,324)	(3,008)	(204)	(6,399)
T-Online	1,338	111	1,449	(189)	168	(134)	(233)
Other(1)	633	4,481	5,114	(1,447)	(1,102)	(375)	352
Reconciliation(1)	0	(14,209)	(14,209)	(446)	52	(1)	(456)
Group	48,309	0	48,309	(15,221)	(4,138)	(1,210)	(2,504)

(1)               According to new structure.

Segment information in the quarters

Q3 2002 Q3 2001 millions of €	Net revenue	Revenue between segments	Total revenue	Depre- ciation and amor- tization	Net interest expense	Income (loss) related to associated and related companies	Income (loss) before taxes

T-Com(1)	6,366	1,049	7,415	(1,385)	(112)	(8)	1,034
	6,269	1,097	7,366	(1,346)	(94)	(470)	1,523
T-Systems(1)	1,908	896	2,804	(1,006)	(37)	(10)	(1,109)
	2,040	859	2,899	(348)	27	2	(53)
T-Mobile	4,655	450	5,105	(22,753)	(230)	(278)	(21,970)
	3,772	421	4,193	(1,719)	(664)	(25)	(1,601)
T-Online	398	34	432	(48)	33	(98)	(44)
	312	23	335	(41)	44	(12)	(24)
Other(1)	96	1,154	1,250	(307)	(574)	(286)	(1,179)
	132	1,105	1,237	(271)	(463)	(383)	172
Reconciliation(1)	0	(3,583)	(3,583)	20	(28)	(2)	(18)
	0	(3,505)	(3,505)	2	10	0	117
Group	13,423	0	13,423	(25,479)	(948)	(682)	(23,286)
	12,525	0	12,525	(3,723)	(1,140)	(888)	134

(1)               According to new structure.

Segment information for the first nine months of 2002

Q1-Q3 2002 Q1-Q3 2001 millions of €	Net revenue	Revenue between segments	Total revenue	Depre- ciation and amor- tization	Net interest expense	Income (loss) related to associated and related companies	Income (loss) before taxes

T-Com(1)	18,892	3,362	22,254	(4,079)	(465)	(300)	2,677
	18,671	3,389	22,060	(3,950)	(346)	(465)	3,705
T-Systems(1)	5,777	2,514	8,291	(2,016)	(58)	(24)	(1,645)
	6,016	2,569	8,585	(1,010)	75	(4)	(316)
T-Mobile	13,067	1,178	14,245	(26,212)	(686)	(422)	(23,470)
	9,009	1,157	10,166	(3,483)	(1,781)	(133)	(3,215)
T-Online	1,184	112	1,296	(144)	98	(109)	(4)
	968	74	1,042	(143)	133	(26)	(103)
Other(1)	257	2,916	3,173	(947)	(1,897)	(667)	(3,892)
	329	3,241	3,570	(819)	(1,289)	(341)	335
Reconciliation(1)	0	(10,082)	(10,082)	45	(23)	(7)	(197)
	0	(10,430)	(10,430)	13	(14)	(1)	90
Group	39,177	0	39,177	(33,353)	(3,031)	(1,529)	(26,531)
	34,993	0	34,993	(9,392)	(3,222)	(970)	496

(1)               According to new structure.

Accounting.

German GAAP

Deutsche Telekom prepares its consolidated financial statements in accordance with German GAAP, i.e. the requirements of the German Commercial Code (Han-delsgesetzbuch – HGB), and the German Stock Corporation Law (Aktiengesetz – AktG), and from the first quarter of 2002 onwards, prepares its quarterly reports in accordance with the requirements of the German Accounting Standard No. 6 dated February 13, 2001 DRS 6. The consolidated financial statements presented in this report are unaudited.

Methods of accounting and valuation

Deutsche Telekom uses the same methods of accounting and valuation for preparing its quarterly financial statements as for its annual financial statements. A detailed description of the methods used can be found in the notes to the consolidated financial statements at December 31, 2001.

Reconciliation of net income (loss) from German GAAP to U.S. GAAP

Following the Group report for the first six months of 2002, Deutsche Telekom will provide detailed information concerning the reconciliation of the Group’s results from German GAAP to U.S. GAAP as part of its annual reporting to the U.S. Securities and Exchange Commission (SEC) on Form 20-F.

Change from total cost method to cost of sales method

Through the end of 2002, Deutsche Telekom will present its statement of operations in both the unconsolidated and the consolidated financial statements in accordance with the total cost method commonly applied in Germany.  The statement of operations is currently being transferred from the total cost method to the internationally more common cost of sales method for internal and, in particular, external reporting for the capital markets. The statement of operations will be published using the cost of sales method for the first time in the report on the first quarter of 2003.

First three quarters of 2002

Special influences

Special influences and strategic review.

In the first nine months of 2002, the net loss was impacted by a range of uncommon or rarely occurring factors and by measures resulting from the strategic review (so-called special influences) which are described in greater detail below.

Reconciliation to pro forma figures in the first nine months of 2002(10)

	Q1-Q3 2002 billions of €	Special influences billions of €		Strategic review billions of €		Q1-Q3 2002 (without special influences and strategic review) billions of €

Revenue	39.2					39.2
Changes in inventories and other own capitalized costs	0.4					0.4
Total operating performance	39.6					39.6
Other operating income	2.4	0.2	(1)			2.2
Goods and services purchased	(10.4)					(10.4)
Personnel costs	(9.9)			(0.3	)(5)	(9.6)
Depreciation and amortization	(33.3)			(21.7	)(6)	(11.6)
Other operating expenses	(10.3)	(0.4	)(2)	(0.1	)(7)	(9.8)
Financial income (expense), net	(4.6)	(1.0	)(3)	(0.3	)(8)	(3.3)
Results from ordinary business activities	(26.5)	(1.2)		(22.3)		(3.0)
Taxes	2.2	0.1	(4)	3.1	(9)	(1.0)
Losses applicable to minority shareholders	(0.2)					(0.2)
Net loss	(24.5)	(1.0)		(19.3)		(4.2)

Special influences

(1)              Book profit from the sale of the shares in PT Satelindo.

(2)              Book loss from the sale of the shares in France Telecom.

(3)              Nonscheduled write-downs on financial assets
of which: EUR 0.3 billion from the non-scheduled write-down on the net carrying amount of the stake in France Telecom as a result of the share price decrease of which: EUR 0.3 billion from valuation adjustments for loans to associated companies of Kabel Deutschland GmbH and EUR 0.4 billion from valuation adjustments for other investments in noncurrent securities.

(4)              Tax effects from the valuation adjustments for loans to associated companies of Kabel Deutschland GmbH.

Stategic review (special influences)

(5)              Restructuring expenses at T-Systems.

(6)              Nonscheduled write-downs
of which: EUR 8.4 billion of goodwill relating to T-Mobile USA (VoiceStream/Powertel)
of which: EUR 1.0 billion of goodwill relating to Ben Nederland B.V.
of which: EUR 0.5 billion of goodwill relating to SIRIS (T-Systems)
of which: EUR 9.6 billion of mobile communications licenses at T-Mobile USA of which: EUR 2.2 billion of the UMTS license at T-Mobile UK of which: EUR 0.1 billion of property, plant and equipment at T-Systems.

(7)              Accrual for restructuring measures at T-Systems

(8)              Nonscheduled write-downs of financial assets
of which: EUR 0.1 billion at comdirect
of which: EUR 0.2 billion of the UMTS license at Ben Nederland B.V. when included as an associated company.

(9)              Tax effect from the reversal of deferred tax liabilities as a result of the non-scheduled write-down of mobile communications licenses at T-Mobile USA.

(10)        Rounded on the basis of millions for the sake of greater precision.

In the first three quarters of the 2001 financial year, the following special influences had an impact on net income/loss:

Reconciliation to pro forma figures in the first nine months of 2001(5)

	Q1-Q3 2001 billions of €	Special influences billions of €		Q1-Q3 2001 (without special influences) billions of €

Revenue	35.0			35.0
Changes in inventories and other own capitalized costs	0.8			0.8
Total operating performance	35.8			35.8
Other operating income	4.9	2.8	(1)	2.1
Goods and services purchased	(9.8)			(9.8)
Personnel costs	(8.7)			(8.7)
Depreciation and amortization	(9.4)			(9.4)
Other operating expenses	(8.1)	(0.1	)(2)	(8.0)
Financial income (expense), net	(4.2)	(0.8	)(3)	(3.4)
Results from ordinary business activities	0.5	1.9		(1.4)
Taxes	(1.4)	(0.1	)(4)	(1.3)
Loss applicable to minority shareholders	(0.1)			(0.1)
Net income (loss)	(1.0)	1.8		(2.8)

Special influences.

(1)              Book profits from the sale of the Sprint-FON and Sprint-PCS shares and the cable TV company in Baden-Württemberg.

(2)              Relates mainly to consulting and sale costs from the sale of the shares in Sprint-FON and Sprint-PCS.

(3)              Nonscheduled write-downs on financial assets (valuation adjustments for loans to associated companies of Kabel Deutschland GmbH).

(4)              Tax effects from the valuation adjustments for loans to associated companies of Kabel Deutschland GmbH.

(5)              Rounded on the basis of millions for the sake of greater precision.

Special influences resulting from strategic review with a volume of EUR -19.3 billion, which had an impact on net income/loss in the third quarter of 2002, are explained in more detail below.

In the valuation of our subsidiaries and affiliates and their assets, Deutsche Telekom made calculations based on discounted cash flow, taking the company’s current plans as a basis.  In addition, the assumptions upon which the company’s plans are based were assessed against other information, such as the market capitalization of companies which are comparable with our subsidiaries and affiliates, and analysts’ current estimates.  Deutsche Telekom commissioned independent internal and external valuations of individual assets. The write-downs of goodwill and mobile communications licenses are the result of the strategic review throughout the Group, carried out by the Board of Management in the past months.  These non-scheduled write-downs, which have no impact on the cash situation, take into particular consideration the changed expectations in Deutsche Telekom’s plans regarding the medium- and long-term prospects of the mobile communications industry and the changed view of the possible consolidation in the U.S. mobile communications market.  Although the performance of T-Mobile in 2002 has exceeded previous expectations, the assumptions for medium and long-term forecasts had to be revised – partly as a result of the change in the overall prevailing economic environment and the restrictions on capital expenditure.  This leads, for example, to reduced expectations for the level of the average revenue per user achievable in the long term, which are affected by changed assumptions for the consolidation of the U.S. market (excluding the involvement of T-Mobile USA), and by changes in the long-term expectations for penetration rates on various mobile communications markets.  In line with these changes for the long-term expectations for the development of the mobile communications markets, correspondingly lower values had to be recognized for the companies mentioned.

Write-downs totaling EUR 18.0 billion were made at T-Mobile USA.  Of the write-downs, EUR 8.4 billion relates to goodwill and EUR 9.6 billion to mobile communications licenses.

The remaining shares were acquired in the mobile communications subsidiary Ben in September 2002 at a price which had already been agreed at an earlier date. The valuation carried out immediately after the acquisition of these shares found that the goodwill was lower than the acquisition cost in the Group.  For this reason, write-downs were made on goodwill and the UMTS license in the Netherlands amounting to EUR 1.1 billion.  Part (EUR 0.2 billion) of these write-downs are shown under net financial expense, as Ben was an associated company until September 30, 2002.

Like other subsidiaries, the British mobile communications subsidiary T-Mobile UK carried out evaluations involving internal valuations and independent external assessments which found that a write-down of EUR 2.2 billion was necessary on the British UMTS license.  Evaluations at T-Systems identified a drop in value at the French company SIRIS, resulting mainly from the nonscheduled write-down of goodwill amounting to EUR 0.5 billion.

In total, therefore, the write-downs consist of EUR 9.9 billion from non-scheduled write-downs on goodwill and EUR 11.7 billion from non-scheduled write-downs on other intangible assets (relating mainly to UMTS licenses and U.S. mobile communications licenses). Write-downs at Ben and comdirect had a negative impact of EUR 0.3 billion on net financial expense.

In addition, a restructuring expense of EUR 0.5 billion was recorded at T-Systems with an effect on various items of the statement of income.

The special influences listed were partially offset by a positive tax effect of EUR 3.1 billion.

Special influences of EUR 1.0 billion were also recorded which are not related to the strategic review. This amount includes the book profit from the sale of the shares in PT Satelindo (EUR 0.2 billion), the book loss from the sale of the shares in France Telecom (EUR 0.4 billion), valuation adjustments on financial assets (EUR 0.7 billion) and write-downs on the net carrying amount of the stake in France Telecom (EUR 0.3 billion) as a result of the decreased share price.

The special influences that affected EBITDA in the first nine months of 2001 financial year amounted to EUR 2.8 billion. In addition, the following special influences did not affect EBITDA but impacted net income: Non-scheduled write-downs on the net carrying amount of the stake in France Telecom as a result of the decrease in its share price (EUR 0.4 billion) and other write-downs on financial assets (EUR 0.4 billion). The tax effect on special influences amount of the NAB/ Sprint investment and other tax effects, amounted to EUR 0.1 billion.

First three quarters of 2002

Reconciliation of adjusted EBITDA

Reconciliation of adjusted EBITDA.

EBITDA and EBITDA adjusted to exclude special influences are so-called “pro forma” figures which are not determined under generally accepted accounting principles. EBITDA is the abbreviation for “earnings before interest, taxes, depreciation and amortization”.

Deutsche Telekom defines EBITDA as results from ordinary business activities before the net financial income (expense) and amortization and depreciation.

Deutsche Telekom discloses EBITDA adjusted to exclude special influences as an indicator of the development of its operating activities. EBITDA shows earnings before net financial income (expense), tax, depreciation and amortization, and special influences. EBITDA adjusted for special influences should not be viewed in isolation as an alternative to net income (loss), operating income, net cash provided by operating activities or other financial measures prepared in accordance with Generally Accepted Accounting Principles. Since other companies may not calculate adjusted EBITDA and other pro forma financial figures in the same way, Deutsche Telekom’s pro forma figures are not necessarily comparable with similarly titled figures of other companies. The special influences have been defined and quantified both for the period under review and for the previous year. In addition to EBITDA, the EBITDA margin and the adjusted EBITDA margin are also disclosed.  The EBITDA margin represents the ratio of EBITDA to net revenue (EBITDA divided by net revenue). There were special influences affecting EBITDA both in the first nine months of 2002 and 2001.

Special influences affecting EBITDA in the first nine months of 2002 were a book profit (including foreign currency transaction losses due to the exchange rate) of EUR 0.2 billion from the sale of the shares in PT Satelindo, a book loss of EUR 0.4 billion from the sale of the shares in France Telecom and restructuring expenses of EUR 0.4 billion relating to the T-Systems division in the third quarter of 2002. In the first nine months of 2001, by contrast, the positive special influences affecting EBITDA amounted to EUR 2.8 billion. These were the result of the book profit from the sale of the Sprint-FON and Sprint-PCS shares, including sale costs, and the book profit from the sale of the cable TV company in Baden-Württemberg. Group EBITDA, including special influences, amounted to EUR 11,382 million compared with EUR 14,080 million in the same period last year. Group EBITDA excluding special influences was EUR 11,960 million compared to EUR 11,327 million in the same period in the previous year. This represents an increase of 5.6%.

	First three quarters of 2002
EBITDA reconciliation in T-Com(5)	Q1-Q3 2002 billions of €		Q1-Q3 2001 billions of €

Total revenue	22.3		22.1
Results from ordinary business activities	2.7		3.7
Financial income (expense), net	(0.8	)(3)	(0.8	)(2)
Depreciation and amortization	(4.1)		(4.0)
of which: non-scheduled depreciation and amortization	0		0
EBITDA	7.5		8.5	(4)
EBITDA margin (%)(1)	33.8		38.4
Special influences affecting EBITDA	0		0.9	(4)
EBITDA adjusted to exclude special influences	7.5		7.6
EBITDA margin adjusted to exclude special influences	33.8		34.3

(1)               Calculated on the basis of precise amounts in millions.

(2)               Including valuation adjustments for loans to associated companies of Kabel Deutschland GmbH (EUR 0.5 billion).

(3)               Including valuation adjustments for loans to associated companies of Kabel Deutschland GmbH (EUR 0.3 billion).

(4)               Including the proceeds from the sale of cable in Baden-Württemberg (EUR 0.9 billion).

(5)               Rounded, based on precise millions.

	First three quarters of 2002
EBITDA reconciliation in T-Systems(4)	Q1-Q3 2002 billions of €		Q1-Q3 2001 billions of €

Total revenue	8.3		8.6
Results from ordinary business activities	(1.7)		(0.3)
Financial income (expense), net	(0.1)		0.1
Depreciation and amortization	(2.0	)(3)	(1.0)
of which: non-scheduled depreciation and amortization	(0.6	)(3)	0
EBITDA	0.5		0.6
EBITDA margin (%)(1)	5.5		7.3
Special influences affecting EBITDA	(0.4	)(2)	0
EBITDA adjusted to exclude special influences	0.8		0.6
EBITDA margin adjusted to exclude special influences	10.0		7.3

(1)               Calculated on the basis of precise amounts in millions.

(2)               Restructuring expenses, mainly relating to SIRIS (EUR 0.4 billion).

(3)               Nonscheduled write-downs on goodwill and property, plant and equipment, mainly relating to SIRIS, totaling EUR 0.6 billion.

(4)               Percentages calculated in millions and rounded off.

	First three quarters of 2002
EBITDA reconciliation in “Other”(6)	Q1-Q3 2002 billions of €		Q1-Q3 2001 billions of €

Total revenue	3.2		3.6
Results from ordinary business activities	(3.9)		0.3
Financial income (expense), net	(2.6)		(1.6)
non-scheduled write-downs on financial assets	(0.6	)(3)	(0.4	)(4)
Depreciation and amortization	(0.9)		(0.8)
EBITDA	(0.4)		2.8
EBITDA margin (%)(1)	(12.0)		78.0
Special influences affecting EBITDA	(0.2	)(2)	1.9	(5)
EBITDA adjusted to exclude special influences	(0.2)		0.9
EBITDA margin adjusted to exclude special influences	(5.8)		26.3

(1)               Calculated on the basis of precise amounts in millions.

(2)               Book profit from the sale of shares in PT Satelindo (EUR 0.2 billion). Book loss from the sale of the shares in France Telecom (EUR 0.4 billion).

(3)               Valuation adjustments on financial assets and non-scheduled write-downs on the net carrying amount of the stake in France Telecom (EUR 0.6 billion).

(4)               Nonscheduled write-downs on the net carrying amount of the stake in France Telecom as a result of the decrease in its share price (EUR 0.4 billion)

(5)               Book profit, including sale costs, from the sale of the shares in Sprint-FON (EUR 1.0 billion) and the shares in Sprint-PCS (EUR 0.9 billion).

(6)               Percentages calculated in millions and rounded off.

First three quarters of 2002

Reconciliation of free cash flow

Reconciliation of free cash flow.

	Q1-Q3 2002 millions of €	Q1-Q3 2001 millions of €	Change millions of €	Change %	Full year 2001 millions of €

Cash generated from operations	13,054	10,374	2,680	25.8	16,271
Interest received/(paid)	(2,915)	(3,215)	300	9.3	(4,337)
Net cash provided by operating activities	10,139	7,159	2,980	41.6	11,934
Cash outflows for investments
in property, plant and equipment	(4,889)	(6,573)	1,684	25.6	(9,847)
in intangible assets	(586)	(580)	(6)	(1.0)	(1,021)
Free cash flow before dividend	4,664	6	4,658	n.a.	1,066
Dividend	(1,578)	(1,905)	327	17.2	(1,905)
Free cash flow after dividend	3,086	(1,899)	4,985	262.5	(839)

Free cash flow is a figure which is not subject to the regulations under German commercial law. Deutsche Telekom defines free cash flow as cash generated from operations minus interest payment, cash outflows for investments in intangible assets and property, plant and equipment. Free cash flow should not be viewed in isolation as an alternative to operating cash flow or other measures determined in accordance with Generally Accepted Accounting Principles. Deutsche Telekom believes that free cash flow is perceived as useful by investors in assessing the operating cash flow of the Group after subtracting interest paid and cash outflows for investments in intangible assets and in property, plant and equipment and that was thus available for other purposes, including the acquisition of shares in other companies and the payment of indebtedness. Since other companies may not calculate free cash flow and other pro forma financial figures in the same way, Deutsche Telekom’s pro forma figures are not necessarily comparable with similarly titled figures of other companies. Free cash flow should not be viewed as a measure of liquidity.

Bonn, November 26, 2002

Deutsche Telekom AG
Board of Management

/s/ Kai-Uwe Ricke	/s/ Gerd Tenzer	/s/ Josef Brauner	/s/ Dr. Karl-Gerhard Eick
Kai-Uwe Ricke	Gerd Tenzer	Josef Brauner	Dr. Karl-Gerhard Eick

/s/ Jeffrey A. Hedberg	/s/ Dr. Max Hirschberger	/s/ Dr. Heinz Klinkhammer
Jeffrey A. Hedberg	Dr. Max Hirschberger	Dr. Heinz Klinkhammer

Deutsche Telekom

Investor Relations calendar 2003.

Financial calendar

Date

May 20, 2003	Shareholders’ meeting of Deutsche Telekom AG, Cologne
May 21, 2003	Shareholders’ meeting of T-Online International AG, Cologne

Additional dates will be published on the Internet page www.telekom.de.

Disclaimer.

This document, and in particular the part “Outlook” within the chapter “Business development and outlook”, contains forward-looking statements that reflect the current views of the Deutsche Telekom management with respect to future events. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “project” and “should” and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to, factors such as: the development of demand for our telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the roll-out of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond Deutsche Telekom’s control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating Deutsche Telekom’s acquisitions; the development of asset values in Germany and elsewhere, the progress of Deutsche Telekom’s debt reduction program, including its degree of success in achieving desired levels of free cash flow from operations and proceeds from disposals; the development of Deutsche Telekom’s cost reduction initiatives, including the area of personnel reduction and changes in currency exchange rates and interest rates. If these or other risks and uncertainties (including those described in Deutsche Telekom’s most recent Annual Reports on Form 20-F by Deutsche Telekom filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not intend or assume any obligation to update these forward-looking statements.

Deutsche Telekom cannot guarantee that its financial and operating targets for the years 2002 and 2003 can be achieved. Some aspects of the Group’s planning depend on circumstances Deutsche Telekom cannot influence. For a description of some of these factors which might influence Deutsche Telekom’s ability to achieve its objectives, please refer to the items “Forward-looking statements” and “Risk factors” in the Annual Report on Form 20-F filed on June 18, 2002.

Contacts.

Deutsche Telekom AG
Group Communications
Postfach 20 00, D-53105 Bonn
Telephone	+49(0)228 1811 49 49
Fax	+49(0)228 1811 9 40 04

This Group Report is also available on the Investor Relations page on the Internet at:
www.telekom.de

Further information about the divisions can be found at:
www.t-com.de
www.t-systems.com
www.t-mobile.net
www.t-online.com

Investor Relations, Bonn office
Telephone	+49(0)228 1 81 8 88 80
Fax	+49(0)228 1 81 8 88 99
E-Mail: Investor.Relations@telekom.de

Investor Relations, New York office
Telephone	+1 212 424 29 59
(or toll-free 1-877-DT-SHARE)
Fax	+1 212 424 29 33
E-Mail: Investor.Relations@usa.telekom.de

Internet: www.telekom.de/investor-relations

The German print version of this Group
report is legally binding.

KNr. 642 100 031

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten
Title: Vice President

Date: November 29, 2002